UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2009.
Commission File Number: 001-31221
Total number of pages: 90

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Earnings release dated April 28, 2009 announcing the company’s results for the fiscal year ended March 31, 2009

2.	Materials presented in conjunction with the earnings release dated April 28, 2009 announcing the company’s results for the year ended March 31, 2009

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.
Date: April 30, 2009	By:	/S/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

Financial Statements	April 28, 2009
For the Fiscal Year Ended March 31, 2009	[U.S. GAAP]

Name of registrant:	NTT DoCoMo, Inc. (URL http://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Ryuji Yamada, Representative Director, President and Chief Executive Officer
Contact:	Shinya Hasegawa, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for the general meeting of shareholders:	June 19, 2009
Scheduled date for dividend payment:	June 22, 2009
Scheduled date for filing of securities report:	June 22, 2009
1. Consolidated Financial Results for the Fiscal Year Ended March 31, 2009 (April 1, 2008 — March 31, 2009)
(1)	Consolidated Results of Operations

Amounts are rounded off to the nearest 1 million yen.	(Millions of yen, except per share amount)

					Income before
	Operating Revenues		Operating Income		Income Taxes		Net Income
Year ended March 31, 2009	4,447,980	(5.6)%	830,959	2.8%	780,473	(2.5)%	471,873	(3.9)%
Year ended March 31, 2008	4,711,827	(1.6)%	808,312	4.5%	800,688	3.6%	491,202	7.4%

					ROA	Operating Income
				ROE	(Ratio of Income before	Margin
	Basic Earnings		Diluted Earnings	(Ratio of Net Income to	Income Taxes to Total	(Ratio of Operating Income to
	per Share		per Share	Shareholders’ Equity)	Assets)	Operating Revenues)
Year ended March 31, 2009	11,171.58 (yen	)	—	11.0%	12.3%	18.7%
Year ended March 31, 2008	11,391.36 (yen	)	—	11.6%	13.0%	17.2%
(Percentages above represent changes compared to the corresponding previous year)

Notes: Equity in net income (losses) of affiliates:	For the fiscal year ended March 31, 2009:	(672)	million yen
	For the fiscal year ended March 31, 2008:	13,553	million yen

(2) Consolidated Financial Position	(Millions of yen, except per share amount)

			Equity Ratio
			(Ratio of Shareholders’	Shareholders’ Equity
	Total Assets	Shareholders’ Equity	Equity to Total Assets)	per Share
March 31, 2009	6,488,220	4,341,585	66.9%	103,965.64 (yen	)
March 31, 2008	6,210,834	4,276,496	68.9%	100,321.46 (yen	)
(3) Consolidated Cash Flows

				Cash and Cash
	Cash Flows from	Cash Flows from	Cash Flows from	Equivalents at
	Operating Activities	Investing Activities	Financing Activities	Fiscal Year End
Year ended March 31, 2009	1,173,677	(1,030,983)	(182,441)	599,548
Year ended March 31, 2008	1,560,140	(758,849)	(497,475)	646,905
2. Dividends

	Cash dividends per share (yen)					Total cash		Ratio of
	End of the	End of the	End of the			dividends		Dividends to
	first	second	third	Year		for the year		Shareholders’
Date of record	quarter	quarter	quarter	-end	Total	(Millions of yen)	Payout ratio	Equity
Year ended March 31, 2008	—	2,400.00	—	2,400.00	4,800.00	205,662	42.1%	4.9%
Year ended March 31, 2009	—	2,400.00	—	2,400.00	4,800.00	201,755	43.0%	4.7%
Year ending March 31, 2010 (Forecasts)	—	2,600.00	—	2,600.00	5,200.00		44.0%

3. Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2010 (April 1, 2009 — March 31, 2010)
(Millions of yen)

					Income before
	Operating Revenues		Operating Income		Income Taxes
Six months ending September 30, 2009	—	—	—	—	—	—
Year ending March 31, 2010	4,382,000	(1.5)%	830,000	(0.1)%	832,000	6.6%
(Percentages above represent changes compared to the corresponding previous year)
Because “Net Income” and “Earnings per Share” include noncontrolling interests beginning from the fiscal year ending March 31, 2010 in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51”, “Net Income” and “Earnings per Share” for the Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2010 are not presented on this page. For further details, please see Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51” on page 3.
4. Others
(1)	Changes in significant consolidated subsidiaries (which resulted in changes in scope of consolidation)	None

(2)	Changes in significant accounting policies, procedures and presentation in consolidated financial statements
(i)	Changes due to revision of accounting standards and other regulations:	Yes

(ii)	Others:	None

(See more information on page 24)
(3)	Number of issued shares (common stock)

(i) Number of issued shares (inclusive of treasury stock):	As of March 31, 2009:	43,950,000 shares
	As of March 31, 2008:	44,870,000 shares

(ii) Number of treasury stock:	As of March 31, 2009:	2,190,193 shares
	As of March 31, 2008:	2,242,073 shares

(iii) Number of weighted average common shares outstanding:	For the fiscal year ended March 31, 2009:	42,238,715 shares
	For the fiscal year ended March 31, 2008:	43,120,586 shares
(Reference) Summary of non-consolidated financial results and financial position
1. Non-consolidated Financial Results for the Fiscal Year Ended March 31, 2009 (April 1, 2008 — March 31, 2009)
(1) Non-consolidated Results of Operations

Amounts are rounded down to nearest 1 million yen.	(Millions of yen, except per share amount)

	Operating Revenues		Operating Income		Recurring Profit		Net Income
Year ended March 31, 2009	4,002,705	59.0%	605,890	54.4%	639,237	10.8%	1,992,612	385.5%
Year ended March 31, 2008	2,517,841	(3.1)%	392,338	0.3%	576,706	(11.8)%	410,448	(21.2)%
(Percentages above represent changes compared to the corresponding previous year)

Earnings per Share after
potential dilution
	Earnings per Share		adjustments
Year ended March 31, 2009	47,175.02 (yen	)	—
Year ended March 31, 2008	9,518.62 (yen	)	—

(2) Non-consolidated Financial Position	(Millions of yen, except per share amount)

			Equity Ratio
			(Ratio of Shareholders’	Net Assets
	Total Assets	Net Assets	Equity to Total Assets)	per Share
March 31, 2009	6,237,957	4,171,765	66.9%	99,899.07 (yen)
March 31, 2008	4,262,998	2,525,369	59.2%	59,242.14 (yen)

(Reference) Shareholders’ equity	For the fiscal year ended March 31, 2009	4,171,765 million yen
	For the fiscal year ended March 31, 2008	2,525,369 million yen

*	Explanation for forecasts of operation and other notes:
With regard to the assumptions and other related matters concerning consolidated financial results forecasts for the fiscal year ending March 31, 2010, please refer to pages 9, 10 and 13.
Consolidated financial statements in this earnings release are unaudited.

Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51.”
In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51.” SFAS No.160 establishes accounting and reporting standards for the noncontrolling interest (previously referred to as minority interests) in a subsidiary and for the deconsolidation of a subsidiary. SFAS No.160 requires single method of accounting as equity transactions for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. This statement is effective for fiscal years beginning on or after December 15, 2008.
In accordance with this statement, “Net Income” in the consolidated statements of income and comprehensive income will include income from noncontrolling interests. “Net Income attributable to the parent” and “Earnings per Share attributable to the parent” in the Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2010, excluding noncontrolling interests, are as follows:
Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2010 (April 1, 2009 - March 31, 2010)
(Millions of yen, except per share amount)

	Net income		Earnings per Share attributable
	attributable to the parent*		to the parent
Six months ending September 30, 2009	—	—	—
Year ending March 31, 2010	493,000	4.5%	11,805.61
*	“Net income attributable to the parent” is calculated in the same manner as “Net income” for the fiscal year ended March 31, 2009.
(Percentage above represents changes compared to the corresponding previous year)

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2009
Earnings Release for the Fiscal Year Ended March 31, 2009
<< 1. Operating Results >>
1.	Operating Review and Prospects

(1)	Business Overview
Competition among mobile phone operators in Japan, which has already entered a mature phase given the high penetration rate, has increased in such areas as customer acquisition and further improvement of customer services among competitors, as well as market entry by new competitors such as MVNOs*. As economic environments deteriorate worldwide, a negative impact started to prevail over our market environments — for one instance, the direction change of the business environment started to cast an influence in the form of decreased number of handsets sold.
In such market environment, we changed our corporate branding with the introduction of “New DOCOMO Commitments”, and reorganized our group structure by integrating eight regional subsidiaries** for the purpose of enhancing the speed and effectiveness of our operations. We also announced our future business direction based on a new action plan “DOCOMO’s Change and Challenge to Achieve New Growth” and continued our efforts to enhance customer satisfactions by revisiting every aspect of our business from the customer’s perspective, such as enhancement of our service plans, rollout of new handset series, introduction of new services, and improvement of our network quality. In addition, we strived for further penetration of our new discount programs and new handset sales methods, which we believe are appropriate for the current market conditions. These efforts led to a significant decrease of churn rate from the prior fiscal year to 0.50%, significant improvement in the number of lost subscribers using Mobile Number Portability, and number of net additions is on the recovery track.
As a result, for the fiscal year ended March 31, 2009, operating revenues were ¥4,448.0 billion, a decrease of ¥263.8 billion from the prior fiscal year, reflecting the penetration of new discount programs. Operating income was ¥831.0 billion, an increase of ¥22.6 billion from the prior fiscal year, due to a decrease in cost of equipments resulting from decreased number of handsets sold. Income before income taxes was ¥780.5 billion and net income was ¥471.9 billion.

*	MVNO (Mobile Virtual Network Operator): a service provider who leases its physical wireless communication infrastructure from other network operators to provide wireless services.

**
eight regional subsidiaries: NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc., and NTT DoCoMo Kyushu, Inc.

Notes:

1.	Consolidated financial statements in this earnings release are unaudited.

2.	Amounts in this release are rounded off except in non-consolidated financial statements, where amounts are rounded down.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2009
Consolidated results of operations for the fiscal year ended March 31, 2008 and 2009 were as follows:
<Results of operations>

	Billions of yen
		(UNAUDITED)
	Year ended	Year ended	Increase
	March 31, 2008	March 31, 2009	(Decrease)
Operating revenues	¥4,711.8	¥4,448.0	¥(263.8)	(5.6)%
Operating expenses	3,903.5	3,617.0	(286.5)	(7.3)

Operating income	808.3	831.0	22.6	2.8
Other income (expense)	(7.6)	(50.5)	(42.9)	(562.2)

Income before income taxes	800.7	780.5	(20.2)	(2.5)
Income taxes	323.0	308.4	(14.6)	(4.5)
Equity in net income (losses) of affiliates	13.6	(0.7)	(14.2)	—
Minority interests	(0.1)	0.5	0.6	—

Net income	¥491.2	¥471.9	¥(19.3)	(3.9)%

EBITDA margin*	34.8%	37.7%	2.9 point	—

ROCE*	17.0%	17.1%	0.1 point	—

ROCE after tax effect*	10.0%	10.1%	0.1 point	—

*
EBITDA and EBITDA margin, as we refer to in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA, EBITDA margin, ROCE and ROCE after tax effect, see “Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 40.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2009
<Operating revenues>

	Billions of yen
		(UNAUDITED)
	Year ended	Year ended	Increase
	March 31, 2008	March 31, 2009	(Decrease)
Wireless services	¥4,165.2	¥3,841.1	¥(324.2)	(7.8)%
Cellular services revenues	4,019.0	3,661.3	(357.7)	(8.9)
- Voice revenues	2,645.1	2,149.6	(495.5)	(18.7)
Including: FOMA services	2,084.3	1,877.8	(206.4)	(9.9)
- Packet communications revenues	1,373.9	1,511.7	137.8	10.0
Including: FOMA services	1,254.6	1,449.4	194.8	15.5
Other revenues	146.2	179.8	33.6	22.9
Equipment sales	546.6	606.9	60.3	11.0

Total operating revenues	¥4,711.8	¥4,448.0	¥(263.8)	(5.6)%

Notes:

1.	Voice revenues include data communications revenues through circuit switching systems.

2.	For the fiscal year ended March 31, 2008, “PHS business”, which was presented separately in the past, has been reclassified into “Other revenues”.
<Operating expenses>

	Billions of yen
		(UNAUDITED)
	Year ended	Year ended	Increase
	March 31, 2008	March 31, 2009	(Decrease)
Personnel expenses	¥233.4	¥254.1	¥20.7	8.9%
Non-personnel expenses	2,434.4	2,133.6	(300.8)	(12.4)
Depreciation and amortization	776.4	804.2	27.7	3.6
Loss on disposal of property, plant and equipment and intangible assets	75.4	69.7	(5.7)	(7.6)
Communication network charges	345.1	316.7	(28.4)	(8.2)
Taxes and public dues	38.8	38.7	(0.0)	(0.1)

Total operating expenses	¥3,903.5	¥3,617.0	¥(286.5)	(7.3)%

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2009
(2) Segment information
<Mobile phone business>
As of March 31, 2009, the number of cellular services subscriptions was 54.60 million (an increase of 1.21 million compared to the number as of March 31, 2008), 89.8% of which was represented by FOMA services subscriptions of 49.04 million. Our cellular churn rate for the fiscal year ended March 31, 2009 improved significantly to 0.50% compared to 0.80% during the prior year, reflecting the effect of new discount programs and new handset sales methods.
The aggregate number of subscriptions to the new discount programs introduced in August 2007 such as “Fami-wari MAX50” reached approximately 32.70 million while the number of subscriptions to the “Value Plan” reached approximately 20.80 million as of March 31, 2009, respectively. As a result, aggregate average revenue per unit (ARPU) of cellular (FOMA+mova) services decreased to ¥5,710 for the fiscal year ended March 31, 2009 (down 10.2% from the prior year).
With regard to equipment sales, the number of handsets sold decreased to 20.13 million units for the fiscal year ended March 31, 2009 (a decrease of 5.61 million units from the prior year). However, “Value Course”, which was introduced in November 2007, was applied to more than 90% of the aggregate number of handsets sold through our new handset sales methods. Revenues and costs of equipment sales improved, reflecting the effects of reductions in sales commissions for the “Value Course”, together with a decrease in cost of equipment sold due to the reduced number of units sold to agent resellers.
For the fiscal year ended March 31, 2009, operating revenues and operating income from mobile phone business were ¥4,381.3 billion and ¥855.3 billion, respectively.
Number of subscriptions by services, trend of ARPU and other operation data are as follows:
<Number of subscriptions by services>

	Thousand subscriptions
			Increase
	March 31, 2008	March 31, 2009	(Decrease)
Cellular services	53,388	54,601	1,213	2.3%
Cellular (FOMA) services	43,949	49,040	5,091	11.6
Including: i-channel services	15,649	16,545	896	5.7
Including: i-concier services	—	929	—	—
Including: flat-rate services for unlimited i-mode usage	12,744	17,610	4,865	38.2
Cellular (mova) services	9,438	5,560	(3,878)	(41.1)
i-mode services	47,993	48,474	481	1.0

Notes:

1.	Number of subscriptions of Cellular services and Cellular (FOMA) services includes Communication Module services subscriptions.

2.
Effective March 3, 2008, FOMA services subscription became mandatory for subscription to “2in1”* service. Such FOMA services subscriptions to “2in1” services are included in the above numbers of Cellular services subscriptions and Cellular (FOMA) services subscriptions.

3.	Number of subscriptions to flat-rate services for unlimited i-mode usage = “Pake-hodai” subscriptions + “Pake-hodai full” subscriptions + “Pake-hodai double” subscriptions.

4.	Number of i-mode subscriptions = Cellular (FOMA) i-mode subscriptions + Cellular (mova) i-mode subscriptions.

*	“2in1” refers to an optional network service which enables a subscriber to subscribe to an additional phone number and an e-mail address for a single compatible handset.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2009
<Number of handsets sold and churn rate>

	Thousand units
	Year ended	Year ended	Increase
	March 31, 2008	March 31, 2009	(Decrease)
Cellular services	25,739	20,129	(5,610)	(21.8)%
Cellular (FOMA) services
New FOMA subscription	5,677	4,368	(1,309)	(23.1)
Change of subscription from mova to FOMA	6,528	3,276	(3,252)	(49.8)
FOMA handset upgrade by FOMA subscribers	13,093	12,385	(708)	(5.4)
Cellular (mova) services
New mova subscription	197	59	(138)	(70.1)
mova handset upgrade by mova subscribers and change of subscription from FOMA to mova	243	39	(204)	(84.0)

Churn Rate	0.80%	0.50%	(0.30) point	(37.5)%
<Trend of ARPU and MOU>

	Yen/Minutes
	Year ended	Year ended	Increase
	March 31, 2008	March 31, 2009	(Decrease)
Aggregate ARPU* (FOMA+mova)	¥6,360	¥5,710	¥(650)	(10.2)%
Voice ARPU	4,160	3,330	(830)	(20.0)
Packet ARPU	2,200	2,380	180	8.2
Aggregate ARPU (FOMA)	6,990	6,010	(980)	(14.0)
Voice ARPU	4,340	3,360	(980)	(22.6)
Packet ARPU	2,650	2,650	—	—
Aggregate ARPU (mova)	4,340	3,750	(590)	(13.6)
Voice ARPU	3,590	3,090	(500)	(13.9)
Packet ARPU	750	660	(90)	(12.0)

MOU* (FOMA+mova) (minutes)	138	137	(1)	(0.7)%

*	See “Definition and Calculation Methods of ARPU and MOU” on page 39 for details of definitions and calculation methods of ARPU and MOU.
<Results of operations>

	Billions of yen
		(UNAUDITED)
	Year ended	Year ended	Increase
	March 31, 2008	March 31, 2009	(Decrease)
Operating revenues from mobile phone business	¥4,647.1	¥4,381.3	(265.9)	(5.7)%
Operating income from mobile phone business	858.2	855.3	(2.9)	(0.3)

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2009
<Miscellaneous businesses>
Operating revenues from miscellaneous businesses for the fiscal year ended March 31, 2009 were ¥66.7 billion, which represented 1.5% of the total operating revenues. The revenues derived mainly from high-speed internet connection and video-clip casting services for hotel facilities, advertisement services, development, sales and maintenance of IT systems and credit services. Operating expenses and operating loss from miscellaneous businesses were ¥91.1 billion and ¥24.3 billion, respectively.
<Results of operations>

	Billions of yen
		(UNAUDITED)
	Year ended	Year ended	Increase
	March 31, 2008	March 31, 2009	(Decrease)
Operating revenues from miscellaneous businesses	¥64.7	¥66.7	2.0	3.1%
Operating loss from miscellaneous businesses	(49.9)	(24.3)	25.5	51.2%

Note:	For the fiscal year ended March 31, 2008, “PHS business”, which was presented separately in the past, has been reclassified into “miscellaneous businesses”.
(3) Trend of capital expenditures
We continued to improve the quality of our FOMA service area and reinforced its network capacity to meet an increase in traffic demand, together with our efforts to make capital expenditures more efficient and less costly by saving on equipment purchase costs and improving our design and construction process. Total capital expenditures for the fiscal year ended March 31, 2009 were ¥737.6 billion.
<Breakdown of capital expenditures>

	Billions of yen
		(UNAUDITED)
	Year ended	Year ended	Increase
	March 31, 2008	March 31, 2009	(Decrease)
Mobile phone business	¥624.0	¥601.3	¥(22.7)	(3.6)%
Other (including information systems)	134.7	136.3	1.6	1.2

Total capital expenditures	¥758.7	¥737.6	(21.1)	(2.8)%

Note:	For the fiscal year ended March 31, 2008, “PHS business”, which was presented separately in the past, has been reclassified into “Other (including information systems)”.
(4) Prospects for the Fiscal Year Ending March 31, 2010
As the Japanese cellular phone market continues to mature given the high penetration rate and environments surrounding the Japanese economy get severe, the competition among carriers is expected to intensify even further in the future, due to competition among operators in such area as customer acquisition and improvement of services as well as market entry by new competitors such as MVNOs.
Under these market conditions, although the promotion of loyalty marketing is expected to curb churns and equipment sales revenues are likely to grow owing to a broader adoption of new handset purchase methods, operating revenues for the fiscal year ending March 31, 2010 are estimated to be ¥4,382.0 billion, primarily because of the projected decline in ARPU resulting from the rate revisions made in the past. On the expense side, factors such as a projected reduction in network costs resulting from lower capital expenditures and on-going cost cutting efforts are expected to contribute to cost reductions, which are partially offset by the implementation of actions aimed for expanding future profitability and enhancing customer satisfaction. Accordingly, operating income is expected to be ¥830.0 billion.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2009

	Billions of yen
	Year ended	Year ending
	March 31, 2009	March 31, 2010	Increase
	(Actual results)	(Forecasts)	(Decrease)
Operating revenues	¥4,448.0	¥4,382.0	(66.0)	(1.5)%
Operating income	831.0	830.0	(1.0)	(0.1)
Income before income taxes	780.5	832.0	51.5	6.6
Net income *	471.9	493.0	21.1	4.5
Capital expenditures	737.6	690.0	(47.6)	(6.5)
Adjusted free cash flows **	93.4	380.0	286.6	306.9
EBITDA **	1,678.4	1,569.0	(109.4)	(6.5)
EBITDA margin **	37.7%	35.8%	(1.9) point	—
ROCE **	17.1%	16.2%	(0.9) point	—
ROCE after tax effect **	10.1%	9.6%	(0.5) point	—

*
For the fiscal year ending March 31, 2010 “Net Income” will include income from noncontrolling interests in accordance with SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51”. However, “Net Income” for the fiscal year ending March 31, 2010 (Forecasts) in the above table only consists of “Net Income” attributable to the parent and does not include net income from noncontrolling interests.

**
EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of free cash flows excluding irregular factor and changes in investments for cash management purposes, EBITDA, EBITDA margin, ROCE and ROCE after tax effect, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 40.

The financial forecasts for the year ending March 31, 2010 are based on the forecasts of the following operation data:

	Ten thousand subscriptions/Yen
	March 31, 2009	March 31, 2010	Increase
	(Actual results)	(Forecasts)	(Decrease)
Cellular (FOMA + mova) services	5,460	5,576	116	2.1%
Cellular (FOMA) services	4,904	5,298	394	8.0
Cellular (mova) services	556	278	(278)	(50.0)
i-mode services	4,847	4,885	38	0.8
Aggregate ARPU (FOMA + mova)	¥5,710	¥5,280	¥(430)	(7.5)
Voice ARPU	3,330	2,860	(470)	(14.1)
Packet ARPU	2,380	2,420	40	1.7

Notes:

1.	Number of i-mode subscriptions includes numbers of cellular (FOMA) and cellular (mova) i-mode subscriptions.

2.	See page 39 for the details of ARPU calculation methods.

*
The mobile communications market in Japan is characterized by rapid changes in the market environment due to technical innovations, market entry by new competitors and other factors. To respond to such changes, our corporate group may introduce new billing plans or other measures that could potentially have a significant impact on our revenues and income. The timing of introduction of such measures will be decided after comprehensively taking into consideration our operational circumstances and the actions of our competitors, and therefore, is not necessarily decided beforehand. Such measures, depending on the timing of implementation, may significantly affect our results forecasts to be made at the time of our first-half results announcement. Providing such prospects on a half-year basis, therefore, may not be adequate or useful as information to be disclosed to investors. Accordingly, we will provide prospects for the full year only, and report progress vis-à-vis the projected full-year forecasts by disclosing actual results on a quarterly basis.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2009
2. Financial Review
(1) Financial position

	Billions of yen
		(UNAUDITED)	Increase
	March 31, 2008	March 31, 2009	(Decrease)
Total Assets	¥6,210.8	¥6,488.2	¥277.4	4.5%
Shareholders’ equity	4,276.5	4,341.6	65.1	1.5
Liabilities	1,933.1	2,144.9	211.9	11.0
Interest bearing liabilities	478.5	639.2	160.8	33.6

Equity ratio (1)	68.9%	66.9%	(2.0) point	—
Market equity ratio(2)	103.6%	86.1%	(17.5) point	—
Debt ratio (3)	10.1%	12.8%	2.7 point	—

Notes:

(1)	Equity ratio = Shareholders’ equity / Total assets.

(2)	Market equity ratio = Market value of total share capital* / Total assets.

(3)	Debt ratio = Interest bearing liabilities / (Shareholders’ equity + Interest bearing liabilities).

*	Market value of total share capital = Closing price of share as of the end of the fiscal period multiplied by the number of outstanding shares (excluding treasury stock).
(2) Cash flow conditions
Net cash provided by operating activities was ¥1,173.7 billion (down 24.8% year-on-year). The decrease in net cash provided by operating activities was mainly due to an increase of ¥182.1 billion to ¥361.8 billion in the net payment of income taxes (the net payment of income taxes during the prior fiscal year was ¥179.7 billion due to the realization of the tax deduction for the impairment of our investment in Hutchison 3G UK Holdings Limited) as well as an increase in installment receivables.
Net cash used in investing activities was ¥1,031.0 billion (up 35.9% year-on-year). The increase in net cash used in investing activities resulted mainly from an increase in acquisition of long-term investments such as equity investments and a decrease of proceeds from sales or redemption of long-term investments.
Net cash used in financing activities was ¥182.4 billion (down 63.3% year-on-year). The decrease in net cash used in financing activities resulted mainly from an increase of proceeds from long term debt through issuances of corporate bonds and a decrease of repayment of long-term debt.
We spent ¥136.8 billion during the fiscal year ended March 31, 2009 to repurchase our own stock in the market, purchase of treasury stock at the request of dissenting shareholders who opposed the merger under which our regional subsidiaries were dissolved and merged into the Company, and purchase of fractional shares.
Free cash flows were ¥142.7 billion. Free cash flows excluding the effects of irregular factor and changes in investments for cash management purposes were ¥93.4 billion.

	Billions of yen
		(UNAUDITED)
	Year ended	Year ended	Increase
	March 31, 2008	March 31, 2009	(Decrease)
Net cash provided by operating activities	¥1,560.1	¥1,173.7	¥(386.5)	(24.8)%
Net cash used in investing activities	(758.8)	(1,031.0)	(272.1)	(35.9)
Net cash used in financing activities	(497.5)	(182.4)	315.0	63.3
Free cash flows (1)	801.3	142.7	(658.6)	(82.2)
Free cash flows excluding the effects of irregular factor (2) and changes in investments for cash management purposes (3) *	442.4	93.4	(349.0)	(78.9)

Liabilities to cash flow ratio (4)	35.4%	54.5%	19.1 point	—
Interest coverage ratio (5)	290.0	283.4	(6.6)	—

Notes:

(1)	Free cash flows = Net cash provided by operating activities + Net cash used in investing activities.

(2)	Irregular factor = Effects of uncollected revenues due to bank closures at the end of the fiscal year.

(3)
Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

(4)	Liabilities to cash flow ratio = Interest bearing liabilities / Net cash provided by operating activities (excluding irregular factor).

(5)	Interest coverage ratio = Net cash provided by operating activities (excluding irregular factor) / Interest paid**.

*	See “Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 40.

**	Interest paid is disclosed in “Supplemental disclosures of cash flow information” in the consolidated statements of cash flows on page 23.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2009
3. Profit Distribution
(1) Basic Policies for Profit Distribution
Believing that providing adequate returns to shareholders is one of the most important issues in corporate management, the Company plans to pay dividends by taking into account its consolidated results and consolidated dividend payout ratio based on the principle of stable dividend payments, while striving to strengthen its financial position and secure internal reserves. The Company will also continue to take a flexible approach regarding share repurchases. The Company intends to keep the repurchased shares as treasury stock and in principle to limit the amount of such treasury stock to approximately 5% of its total issued shares, and will consider retiring any treasury stock held in excess of this limit around the end of the fiscal year or at other appropriate times. Based on the authorization of a resolution adopted at the Ordinary General Meeting of Shareholders, the Company repurchased 856,405 shares of its own common stock for an aggregate price of ¥135.0 billion during the fiscal year ended March 31, 2009 and the Company retired 920,000 of its treasury stock (approximately 2.1% of its common stock outstanding before the retirement) as of March 31, 2009.
In addition, the Company will allocate internal reserves to active research and development efforts, capital expenditures and other investments in response to the rapidly changing market environment. The Company will endeavor to boost its corporate value by introducing new technologies, offering new services and expanding its business domains through alliances with new partners.
(2) Dividend
The Company paid ¥2,400 per share as an interim dividend for the six months ended September 30, 2008 and plans to pay a year-end dividend of ¥2,400 per share, resulting in a total annual dividend of ¥4,800 per share for the year ended March 31, 2009.
(3) Prospect for the next fiscal year
The Company expects to pay a total annual dividend of ¥5,200 per share for the year ending March 31, 2010, consisting of an interim dividend of ¥2,600 and a year-end dividend of ¥2,600 per share.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2009
4. Special Note Regarding Forward-Looking Statements
This Earnings Release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as expected number of subscriptions, and expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:
(1)
Changes in the business environment such as intensifying competition from other cellular service providers or other technologies caused by Mobile Number Portability, new market entrants and other factors, could limit our acquisition of new subscriptions, retention of existing subscriptions, or may lead to diminish ARPU, or may lead to an increase in our costs and expenses.

(2)	Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth.
(3)
The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4)	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.
(5)
The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers.

(6)	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.
(7)
As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects or loss of handsets, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

(8)	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.
(9)	Inadequate handling of confidential business information including personal information by our corporate group, contractors and other factors, may adversely affect our credibility or corporate image.
(10)
Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

(11)
Earthquakes, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image.

(12)	Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.
(13)	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2009
<< 2. Condition of the Corporate Group>>
NTT DOCOMO, INC. primarily engages in mobile telecommunications services as a member of the NTT group, with NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”) as the holding company.
The Company, its 115 subsidiaries and 17 affiliates constitute the NTT DOCOMO group (“DOCOMO group”), the largest mobile telecommunications services provider in Japan.
The business segments of the DOCOMO group and the corporate position of each group company are as follows:
[Business Segment Information]

Business	Main service lines
Mobile phone business
Cellular (FOMA) services, cellular (mova) services, packet communications services, international services, satellite mobile communications services, and sales of handsets and equipment for each service, etc.

Miscellaneous businesses	Credit business, wireless LAN services, IP telephone service and other miscellaneous businesses

Note:	mova services will be terminated at the end of March 2012.
[Position of Each Group Company]
(1)	The Company engages in mobile phone and other businesses in Japan.
(2)
27 subsidiaries of the Company, each of which is entrusted with certain services by the Company, operate independently to maximize their expertise and efficiency. These subsidiaries are entrusted with part of the services provided by, or give assistance to, the Company.

(3)
There are 88 other subsidiaries and 17 affiliates, including, among others, entities engaged in the research of overseas mobile communications markets and technologies and overseas units established for the purpose of global business expansion or new business deployment.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2009
The following chart summarizes the description above:
As of March 31, 2009

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2009
<< 3. Management Policies >>
1. Basic Management Policies
Under the corporate philosophy of “creating a new world of communications culture,” our corporate group aims to contribute to the realization of a rich and vigorous society by reinforcing our core business with a focus on popularizing FOMA services, and promoting mobile multimedia services by offering services that are useful for customers’ daily lives and businesses. We will also seek to maximize our corporate value in order to be greatly trusted and highly valued by our valued shareholders and customers.
2. Target Management Indicators
Now that the Japanese mobile telecommunications market has entered a period of stable growth, our group regards EBITDA margin as an important management indicator from the perspective of profitability, to further enhance its management effectiveness. We also consider ROCE an important management indicator in terms of efficiency in its invested capital (shareholders’ equity + interest bearing liabilities). The group will exert its utmost efforts to achieve an EBITDA margin of at least 35% and a ROCE of at least 20% as its medium-term targets and attempt to maximize its corporate value.
Notes:
•	EBITDA margin = EBITDA / Operating revenues.
•	EBITDA = Operating income + Depreciation and amortization + Losses on sale or disposal of property, plant and equipment.
•
ROCE = Operating income / (Shareholders’ equity + Interest bearing liabilities) Shareholders’ equity and interest bearing liabilities are the average of the amounts as the end of a fiscal year and the previous year.

3. Medium- and Long-Term Management Strategies
[New DOCOMO Commitments]
In April 2008, we unveiled our new corporate brand and the New DOCOMO Commitments, our vision for transformation. Going forward, we will continually work to offer high-quality, value-added mobile services and technologies to each customer, to deliver on our four commitments:
(1)	We will revamp our brand and strengthen ties with our customers.
(2)	We will actively seek out the voices and opinions of our customers so that we can continue to exceed their expectations.
(3)	We will continue to drive innovations so that we can earn the respect and admiration of people worldwide.
(4)	We will become an organization whose energetic staff is capable of overcoming all challenges in pursuit of our corporate vision.
[DOCOMO’s Change and Challenge to Achieve New Growth]
We also developed a new action plan, “DOCOMO’s Change and Challenge to Achieve New Growth,” which covers initiatives to be implemented between the fiscal year 2008 ending March 31, 2009 and fiscal year 2012 ending March 31, 2013. By executing the “Change and Challenge” programs, we aim to contribute to society’s sustainable development and a safer, more secure environment for people to lead enriched, convenient lives.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2009
(1) DOCOMO’s Change
< New DOCOMO Commitments and review of operational structure>
After the introduction of New DOCOMO Commitments, we, as first steps towards implementing the “Change and Challenge” action plan, changed our corporate branding and integrated the former regional subsidiaries following a comprehensive review of operational structure.
< Promotion of customer-focused marketing>
From the perspective of customer-focused marketing, the entire group will join forces in all aspects of business based on a hands-on approach to serving customers. The aim will be to earn long-term customer loyalty by delivering the best possible service, safety and security to each customer.
< Steadfast implementation of actions for improved customer satisfaction>
We will perform a comprehensive review of all operations—from customer relations to handset and network development—to enhance customer satisfaction, aiming at being ranked No. 1 in customer satisfaction by FY2010.
(2) DOCOMO’s Challenge
As mobile services and networks evolve, mobile phones will assume the role of assisting customers’ individual behavior, in addition to providing the means for communication, information access and support for daily activities. Our group will take on the challenge of advancing each of these roles.
< Personalization of services>
We will deliver personalized services and functions that cater to the varying lifestyles and needs of individual customers, and further enrich their lives.
< Development of social-support services>
We will launch new businesses in fields such as environment, ecology, safety, security and health management for the sustainable growth of society and the creation of value in these new domains.
< Provision of converged services>
We will link mobile phones with various devices to provide convenient services tailored to specific usage scenarios.
< Evolution of video services>
Through collaboration with content providers, we will support customers’ lives and individual behavior with value-added video services available uniquely on mobile phones.
< Deployment of mobile broadband using LTE*>
To facilitate a widening array of advanced mobile broadband services, we will construct a high-speed, low-latency, large-capacity network by implementing LTE from 2010.

*	Abbreviation for Long Term Evolution. Also known as “Super3G” as proposed by DOCOMO or “3.9G” mobile communications system.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2009
< Evolution of handset>
We will provide handsets and devices that better fit customers’ specific needs. This will be achieved through the adoption of open platforms, the enhancement of hardware and software functions, and the diversification of designs and user interfaces.
< Collaboration of handsets and networks>
We will provide advanced services by optimizing the allocation of functions between handsets and networks, in particular to leverage the high-speed, low-latency, large-capacity properties of our LTE network.
< Basic research aimed at new value creation>
We will conduct research aimed at creating infrastructure that contributes to the development of society and its economy, ultimately to realize a more affluent society that fully leverages the advantageous characteristics of mobile communications.
< Expansion of international businesses>
We will expand our revenue streams from international businesses and achieve sustained growth by strengthening our international service offerings and pursuing investments and alliances mainly in the Asia-Pacific region.
< New domestic investments and alliances>
We will grow revenues and achieve sustained growth by creating new businesses and reinforcing core businesses through the pursuit of investments and alliances in Japan.
(3) Actions to strengthen core businesses
As the market matures in line with the increasing rate of mobile-phone penetration, we will strengthen ties with existing customers, cultivate new markets and continue to provide convenient, attractive services with the aim of reinforcing our core businesses. We will also work to expand our enterprise business by further growing our corporate subscriptions and proposing optimal solutions.
(4) Improvement of cost efficiency
We expect to achieve a 10% reduction in costs and expenses to solidify our financial standing for sustained growth. Initiatives include the nationwide optimization of operations and reduction of costs related to networks and sales.
(5) Corporate Social Responsibility (CSR) Activities
We will also contribute to society through initiatives to help protect the environment, promote universal design products and services, and realize a safer, more secure mobile society.
(6) Operating income and return to shareholders
We expect to achieve over ¥900 billion in annual operating income in FY2012. The company will also endeavor to maintain the highest level of payout ratio in Japan and stable dividends.
[Corporate Governance]
By establishing and operating an internal control system designed for lawful business conduct, our group will ensure compliance and thorough risk management on all fronts so that we can earn the trust and confidence of all stakeholders.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2009
4. Basic Approach to CSR
Adhering to our CSR message—“We connect people to people, and people to their worlds. We open the door to the future”, we will listen to each individual customer and to society, and will drive innovation toward the future to create abundance and convenience in life and culture. We have taken various actions in areas of key importance, such as global environment protection, promotion of universal design products and services, realization of a safe and secure mobile society and disaster preparedness and response. Among these activities, those that are directly related to the products and services offered by our group have been promoted under the “DOCOMO Anshin Mission” aimed at delivering peace of mind.

Names of companies or products presented in this document are the trademarks or registered trademarks of their respective organizations.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2009
<< 4. Consolidated Financial Statements >>
1. Consolidated Balance Sheets

	Millions of yen
			(UNAUDITED)		Increase
	March 31, 2008		March 31, 2009		(Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥646,905		¥599,548		¥(47,357)
Short-term investments	52,208		2,448		(49,760)
Accounts receivable	686,673		835,063		148,390
Allowance for doubtful accounts	(15,037)		(15,072)		(35)
Inventories	146,584		123,206		(23,378)
Deferred tax assets	108,037		102,903		(5,134)
Prepaid expenses and other current assets	142,410		179,632		37,222

Total current assets	1,767,780	28.5%	1,827,728	28.2%	59,948

Property, plant and equipment:
Wireless telecommunications equipment	5,346,486		5,361,043		14,557
Buildings and structures	797,904		814,056		16,152
Tools, furniture and fixtures	536,718		519,213		(17,505)
Land	198,958		198,985		27
Construction in progress	128,042		99,232		(28,810)
Accumulated depreciation and amortization	(4,173,501)		(4,301,044)		(127,543)

Total property, plant and equipment, net	2,834,607	45.6%	2,691,485	41.5%	(143,122)

Non-current investments and other assets:
Investments in affiliates	349,488		572,014		222,526
Marketable securities and other investments	187,361		141,544		(45,817)
Intangible assets, net	555,259		578,728		23,469
Goodwill	158,889		154,385		(4,504)
Other assets	234,047		273,440		39,393
Deferred tax assets	123,403		248,896		125,493

Total non-current investments and other assets	1,608,447	25.9%	1,969,007	30.3%	360,560

Total assets	¥6,210,834	100.0%	¥6,488,220	100.0%	¥277,386

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥75,662		¥29,000		¥(46,662)
Short-term borrowings	1,712		—		(1,712)
Accounts payable, trade	717,453		668,525		(48,928)
Accrued payroll	53,538		58,627		5,089
Accrued interest	710		1,187		477
Accrued income taxes	203,645		238,742		35,097
Other current liabilities	181,595		152,354		(29,241)

Total current liabilities	1,234,315	19.9%	1,148,435	17.7%	(85,880)

Long-term liabilities:
Long-term debt (exclusive of current portion)	401,090		610,233		209,143
Liability for employees’ retirement benefits	116,888		146,326		29,438
Other long-term liabilities	180,757		239,918		59,161

Total long-term liabilities	698,735	11.2%	996,477	15.4%	297,742

Total liabilities	1,933,050	31.1%	2,144,912	33.1%	211,862

Minority interests	1,288	0.0%	1,723	0.0%	435

Shareholders’ equity:
Common stock	949,680		949,680		—
Additional paid-in capital	948,571		785,045		(163,526)
Retained earnings	2,793,814		3,061,848		268,034
Accumulated other comprehensive income (loss)	410		(65,689)		(66,099)
Treasury stock, at cost	(415,979)		(389,299)		26,680

Total shareholders’ equity	4,276,496	68.9%	4,341,585	66.9%	65,089

Total liabilities, minority interests and shareholders’ equity	¥6,210,834	100.0%	¥6,488,220	100.0%	¥277,386

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2009
2. Consolidated Statements of Income and Comprehensive Income

	Millions of yen
			(UNAUDITED)
	Year ended		Year ended		Increase
	March 31, 2008		March 31, 2009		(Decrease)
Operating revenues:
Wireless services	¥4,165,234		¥3,841,082		¥(324,152)
Equipment sales	546,593		606,898		60,305
Total operating revenues	4,711,827	100.0%	4,447,980	100.0%	(263,847)

Operating expenses:
Cost of services (exclusive of items shown separately below)	811,133		872,438		61,305
Cost of equipment sold (exclusive of items shown separately below)	1,150,261		827,856		(322,405)
Depreciation and amortization	776,425		804,159		27,734
Selling, general and administrative	1,165,696		1,112,568		(53,128)
Total operating expenses	3,903,515	82.8%	3,617,021	81.3%	(286,494)

Operating income	808,312	17.2%	830,959	18.7%	22,647

Other income (expense):
Interest expense	(4,556)		(4,618)		(62)
Interest income	2,487		2,162		(325)
Other, net	(5,555)		(48,030)		(42,475)
Total other income (expense)	(7,624)	(0.2)%	(50,486)	(1.2)%	(42,862)

Income before income taxes	800,688	17.0%	780,473	17.5%	(20,215)

Income taxes:
Current	334,462		395,467		61,005
Deferred	(11,507)		(87,067)		(75,560)
Total income taxes	322,955	6.9%	308,400	6.9%	(14,555)
Equity in net income (losses) of affiliates, net of applicable taxes	13,553	0.3%	(672)	(0.0)%	(14,225)
Minority interests	(84)	(0.0)%	472	0.0%	556

Net Income	¥491,202	10.4%	¥471,873	10.6%	¥(19,329)

Other comprehensive income (loss):
Unrealized holding losses on available-for-sale securities, net of applicable taxes	(16,331)		(1,610)		14,721
Net revaluation of financial instruments, net of applicable taxes	133		(125)		(258)
Foreign currency translation adjustment, net of applicable taxes	7,172		(47,586)		(54,758)
Pension liability adjustment, net of applicable taxes	(3,438)		(16,778)		(13,340)

Comprehensive income:	¥478,738	10.2%	¥405,774	9.1%	¥(72,964)

PER SHARE DATA
Weighted average common shares outstanding
- Basic and Diluted (shares)	43,120,586		42,238,715		(881,871)

Basic and Diluted earnings per share (yen)	¥11,391.36		¥11,171.58		¥(219.78)

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2009
3. Consolidated Statements of Shareholders’ Equity

	Millions of yen
		(UNAUDITED)
	Year ended	Year ended	Increase
	March 31, 2008	March 31, 2009	(Decrease)
Common stock:
At beginning of year	¥949,680	¥949,680	¥—

At end of year	949,680	949,680	—

Additional paid-in capital:
At beginning of year	1,135,958	948,571	(187,387)
Retirement of treasury stock	(187,387)	(163,526)	23,861

At end of year	948,571	785,045	(163,526)

Retained earnings:
At beginning of year	2,493,155	2,793,814	300,659
Cash dividends	(190,543)	(203,839)	(13,296)
Net income	491,202	471,873	(19,329)

At end of year	2,793,814	3,061,848	268,034

Accumulated other comprehensive income:
At beginning of year	12,874	410	(12,464)
Unrealized holding losses on available-for-sale securities	(16,331)	(1,610)	14,721
Net revaluation of financial instruments	133	(125)	(258)
Foreign currency translation adjustment	7,172	(47,586)	(54,758)
Pension liability adjustment	(3,438)	(16,778)	(13,340)

At end of year	410	(65,689)	(66,099)

Treasury stock, at cost:
At beginning of year	(430,364)	(415,979)	14,385
Purchase of treasury stock	(173,002)	(136,846)	36,156
Retirement of treasury stock	187,387	163,526	(23,861)

At end of year	(415,979)	(389,299)	26,680

Total shareholders’ equity	¥4,276,496	¥4,341,585	¥65,089

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2009
4. Consolidated Statements of Cash Flows

	Millions of yen
		(UNAUDITED)
	Year ended	Year ended
	March 31, 2008	March 31, 2009
Cash flows from operating activities:
Net income	¥491,202	¥471,873
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization	776,425	804,159
Deferred taxes	(2,471)	(87,626)
Loss on sale or disposal of property, plant and equipment	54,359	43,304
Impairment loss on marketable securities and other investments	11,418	57,812
Equity in net (income) losses of affiliates	(22,810)	1,239
Dividends from affiliates	15,349	15,500
Minority interests	84	(472)
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	187,434	(148,909)
Increase in allowance for doubtful accounts	1,803	67
(Increase) decrease in inventories	(10)	23,327
Decrease (increase) in prepaid expenses and other current assets	4,176	(14,661)
(Increase) in non-current installment receivable for handsets	(58,931)	(37,712)
(Decrease) in accounts payable, trade	(50,477)	(49,286)
Increase in accrued income taxes	134,912	35,158
Increase (decrease) in other current liabilities	6,206	(29,126)
(Decrease) increase in liability for employees’ retirement benefits	(19,002)	29,438
Increase in other long-term liabilities	8,780	55,143
Other, net	21,693	4,449

Net cash provided by operating activities	1,560,140	1,173,677

Cash flows from investing activities:
Purchases of property, plant and equipment	(548,517)	(517,776)
Purchases of intangible and other assets	(216,816)	(241,373)
Purchases of non-current investments	(124,312)	(313,889)
Proceeds from sale and redemption of non-current investments	101,341	660
Acquisitions of subsidiaries, net of cash acquired	(14,797)	568
Purchases of short-term investments	(6,562)	(32,977)
Redemption of short-term investments	5,443	32,255
Proceeds from redemption of long-term bailment for consumption to a related party	50,000	50,000
Other, net	(4,629)	(8,451)

Net cash used in investing activities	(758,849)	(1,030,983)

Cash flows from financing activities:
Proceeds from long-term debt	—	239,913
Repayment of long-term debt	(131,005)	(77,071)
Proceeds from short-term borrowings	15,249	62,274
Repayment of short-term borrowings	(15,351)	(64,032)
Principal payments under capital lease obligations	(2,821)	(2,837)
Payments to acquire treasury stock	(173,002)	(136,846)
Dividends paid	(190,543)	(203,839)
Other, net	(2)	(3)

Net cash used in financing activities	(497,475)	(182,441)

Effect of exchange rate changes on cash and cash equivalents	27	(7,610)

Net increase (decrease) in cash and cash equivalents	303,843	(47,357)
Cash and cash equivalents at beginning of year	343,062	646,905

Cash and cash equivalents at end of year	¥646,905	¥599,548

Supplemental disclosures of cash flow information:
Cash received during the year for:
Income taxes	¥20,346	¥21,999
Cash paid during the year for:
Interest, net of amount capitalized	4,656	4,141
Income taxes	200,079	383,838
Non-cash investing and financing activities:
Assets acquired through capital lease obligations	2,579	2,334
Retirement of treasury stock	187,387	163,526

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2009
5. Going Concern Assumption
None
6. Basis of Presentation and Significant Accounting Polices
The accompanying unaudited consolidated financial information of NTT DoCoMo, Inc. and its subsidiaries (collectively “we” or “DOCOMO”) is prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
(1) Adoption of new accounting standards
Fair Value Measurements
Effective April 1, 2008, DOCOMO adopted Statement of Financial Accounting Standards (“SFAS”) No. 157 “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. Although the definition of fair value retains the exchange price notion in earlier definitions of fair value, SFAS No. 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market and emphasizes that fair value is a market-based measurement, rather than an entity-specific measurement. SFAS No. 157 also expands disclosures about the use of fair value to measure assets and liabilities subsequent to initial recognition through fair value hierarchy as a framework for measurement. The initial adoption of SFAS No. 157 did not have a material impact on DOCOMO’s results of operations and financial position. The disclosure required by SFAS No. 157 was omitted in this earnings release.
Disclosures about Derivative Instruments and Hedging Activities — an amendment of SFAS No. 133
Effective January 1, 2009, DOCOMO adopted SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities — an amendment of SFAS No. 133”. SFAS No. 161 requires entities with derivative instruments to disclose information that should enable financial statement users to understand how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The adoption of SFAS No. 161 did not have any impact on DOCOMO’s results of operations and financial position. The disclosure required by SFAS No. 161 was omitted in this earnings release.
(2) Significant accounting policies
Use of estimates
The preparation of DOCOMO’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Effective October 1, 2008, DOCOMO decreased the estimated useful lives of our long lived assets related to our 2G mova mobile phone services. This change in accounting estimate was due to the scheduled termination of mova services on March 31, 2012. As mova subscribers have been steadily migrating to DOCOMO’s 3G service, FOMA, DOCOMO has decided to discontinue mova services and concentrate on FOMA services. The change resulted in a decrease of ¥60,072 million in “Income before income taxes”, ¥35,563 million in “Net income” and ¥841.95 in “Basic and Diluted earnings per share” in the accompanying consolidated statement of income and comprehensive income for the year ended March 31, 2009, in accordance with SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of Accounting Principles Board (APB) Opinion No. 20 and SFAS No. 3”. Prior periods have not been adjusted for this change.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2009
Allowance for doubtful accounts
The allowance for doubtful accounts is principally computed based on the historical bad debt experience and the estimated uncollectible amount based on the analysis of certain individual accounts including claims in bankruptcy.
Inventories
Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method.
Property, plant and equipment
Property, plant and equipment are stated at cost and include interest cost incurred during construction. Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the respective assets with the exception of buildings, which are depreciated on a straight-line basis.
Investments in affiliates
The equity method of accounting is applied to investments in affiliates where DOCOMO owns an aggregate interest of 20% to 50% and/or is able to exercise significant influence.
DOCOMO evaluates the recoverability of the carrying value of its investments in affiliates, which includes investor level goodwill, when there are indicators that a decline in value below its carrying amount may be other than temporary. In the event of a determination that a decline in value is other than temporary, a charge to earnings is recorded for the loss, and a new cost basis in the investment is established.
Marketable securities and other investments
DOCOMO accounts for its marketable securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.
Equity securities whose fair values are not readily determinable are carried at cost. Other than temporary declines in value are charged to earnings. Realized gains and losses are determined using the average cost method and are reflected currently in earnings.
Goodwill and other intangible assets
DOCOMO accounts for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”, and American Institute of Certificated Public Accountants (AICPA) Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”.
Impairment of long-lived assets
In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, DOCOMO’s long-lived assets other than goodwill, including property, plant and equipment, software and other intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the asset is determined to be impaired, the amount of the loss based on its estimated fair value is recognized in earnings.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2009
Hedging activities
DOCOMO accounts for derivative financial instruments and other hedging activities in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138, No. 149 and No. 161.
Employees’ retirement benefit plans
In accordance with SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of SFAS No. 87, 88, 106, and 132R”, DOCOMO recognizes the funded status of its benefit plan, measured as the difference between the plan assets at fair value and the benefit obligation, in the consolidated balance sheets. Changes in the funded status are recognized as changes in comprehensive income (loss) during the fiscal period in which such changes occur.
Pension benefits earned during the year as well as interest on projected benefit obligations are accrued currently. Prior service cost and net losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets, both of which are included in “accumulated other comprehensive income”, are amortized over the expected average remaining service period of employees on a straight-line basis.
Revenue recognition
Basic monthly charges and airtime charges are recognized as revenues at the time the service is provided to the subscribers. DOCOMO’s monthly billing plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. DOCOMO offers a billing arrangement called “Nikagetsu Kurikoshi” (2 month carry over), in which the unused allowances are automatically carried over for up to the following two months. In addition, DOCOMO offers an arrangement which enables the unused allowances that were carried over for two months to be automatically used to cover the airtime and/or packet fees exceeding the allowances of the other subscriptions in the “Family Discount” group, a discount billing arrangement for families with between two and ten DOCOMO subscriptions. Out of the unused allowance in a month, DOCOMO defers the revenues based on the portion which is estimated to be used in the following two months. As for the portion which is estimated to expire, DOCOMO recognizes the revenue attributable to such portion of allowances ratably as the remaining allowances are utilized, in addition to the revenue recognized when subscribers make calls or utilize data transmissions.
Equipment sales are recognized as revenues when equipment is accepted by the agent resellers and all inventory risk is transferred from DOCOMO. Certain commissions paid to agent resellers are recognized as a reduction of revenue upon delivery of the equipment to such agent resellers in accordance with Emerging Issues Task Force Issue No. 01-9 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2009
Effective November 2007, DOCOMO began to provide installment financing which enables subscribers to select installment payments for the purchase of handsets from agent resellers. Under the terms of the financing plan, the subscriber commits to pay the purchase price over a period of 12 or 24 months, which is billed as part of the subscribers’ monthly statement. Because equipment sales are recognized upon delivery of handsets to agent resellers, the advance payment for the purchased handset to agent resellers and subsequent cash collection of the installment receivable for the purchased handset from subscribers do not have an impact on our equipment sales. The portion of the installment payment due to be paid within the next 12 months is recorded as “Accounts receivable” and the remaining portion is recorded as “Other assets” in the consolidated balance sheets. The aggregate carrying amount of the installment receivable for handsets before deducting allowance for doubtful accounts, which was recorded as “Accounts receivable” and “Other assets” as of March 31, 2008 was ¥111,789 million and ¥59,036 million, respectively, and ¥293,845 million and ¥96,799 million, respectively, as of March 31, 2009.
Non-recurring upfront fees such as activation fees are deferred and recognized as revenues over the estimated average period of the subscription for each service. The related direct costs are also deferred to the extent of the related upfront fee amount and are amortized over the same period.
Income taxes
Income taxes are accounted for under the asset and liability method in accordance with SFAS No.109, “Accounting for Income Taxes”.
(3) Reclassifications
Certain reclassifications are made to the prior year’s consolidated financial statements to conform to the presentation used for the year ended March 31, 2009.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2009
7. Notes to Unaudited Consolidated Financial Statements
(1) Segment reporting:
Segment information for the years ended March 31, 2008 and 2009 was as follows:

	Millions of yen
Year ended	Mobile phone	Miscellaneous
March 31, 2008	business	businesses	Corporate	Consolidated
Operating revenues	¥4,647,132	¥64,695	—	¥4,711,827
Operating expenses	3,788,943	114,572	—	3,903,515

Operating income (losses)	¥858,189	¥(49,877)	—	¥808,312

Assets	¥4,838,663	¥100,332	¥1,271,839	¥6,210,834

Depreciation and amortization	¥767,481	¥8,944	—	¥776,425

Capital expenditures	¥623,975	—	¥134,768	¥758,743

	Millions of yen
Year ended	Mobile phone	Miscellaneous
March 31, 2009	business	businesses	Corporate	Consolidated
Operating revenues	¥4,381,254	¥66,726	—	¥4,447,980
Operating expenses	3,525,967	91,054	—	3,617,021

Operating income (losses)	¥855,287	¥(24,328)	—	¥830,959

Assets	¥4,960,000	¥139,617	¥1,388,603	¥6,488,220

Depreciation and amortization	¥796,807	¥7,352	—	¥804,159

Capital expenditures	¥601,307	—	¥136,299	¥737,606

The “Corporate” column in the tables is not an operating segment but is included to reflect the recorded amounts of common assets which cannot be allocated to any specific business segment. Capital expenditures in the “Corporate” column include expenditures in “miscellaneous businesses” and certain expenditures related to the buildings for telecommunications purposes and common facilities, which are not allocated to each segment.
PHS services were terminated on January 7, 2008.
DOCOMO does not disclose geographical segments since the amounts of operating revenues generated and long-lived assets owned outside Japan are immaterial.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2009
(2) Deferred tax:
Deferred income taxes result from temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Significant components of deferred tax assets and liabilities as of March 31, 2008 and 2009 were as follows:

	Millions of yen
	March 31, 2008	March 31, 2009
Deferred tax assets:
Property, plant and equipment and intangible assets principally due to differences in depreciation and amortization	¥48,618	¥84,816
Reserve for point loyalty programs	46,004	72,073
Liability for employees’ retirement benefits	46,965	59,019
Deferred revenues regarding “Nikagetsu Kurikoshi” (2 month carry over)	32,441	35,774
Marketable securities and other investments	7,873	21,164
Accrued enterprise tax	16,594	16,796
Foreign currency translation adjustment	—	14,324
Compensated absences	12,455	12,809
Accrued bonus	6,897	7,059
Accrued commissions to agent resellers	9,343	4,502
Inventories	5,428	4,239
Investments in affiliates	—	3,207
Unrealized holding losses on available-for-sale securities	1,746	2,835
Other	12,435	16,886

Total deferred tax assets	¥246,799	¥355,503

Deferred tax liabilities:
Property, plant and equipment due to differences in capitalized interest	2,343	2,818
Foreign currency translation adjustment	6,674	—
Investments in affiliates	2,292	—
Intangible assets (principally customer-related assets)	2,026	—
Other	3,551	1,419

Total deferred tax liabilities	¥16,886	¥4,237

Net deferred tax assets	¥229,913	¥351,266

Virtually all income or loss before income taxes and income tax expenses or benefits are domestic. DOCOMO is subject to a number of different taxes, based on income, with an aggregate statutory income tax rate of 40.9% and 40.8% for the years ended March 31, 2008 and 2009, respectively. The effective income tax rate for the years ended March 31, 2008 and 2009 was 40.3% and 39.5%, respectively.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2009
(3) Other footnotes to unaudited financial statements:
Share repurchase and retirement
On June 19, 2007, the shareholders’ meeting approved a share repurchase plan under which DOCOMO could repurchase up to 1,000,000 shares at an aggregate amount not to exceed ¥200,000 million in order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment. On June 20, 2008, the shareholders’ meeting also approved another share repurchase plan under which DOCOMO may repurchase up to 900,000 shares at an aggregate amount not to exceed ¥150,000 million.
Class, aggregate number and price of shares repurchased for the year ended March 31, 2009 were as follows:

Class of shares repurchased:	Shares of common stock of the Company
Aggregate number of shares repurchased:	868,120 shares
Aggregate price of shares repurchased:	¥136,846 million
The amounts above include acquisition of treasury stock at the request of dissenting shareholders who opposed the merger, under which our regional subsidiaries were dissolved and merged into DOCOMO, and fractional shares repurchased.
Based on the resolution of the board of directors on March 26, 2009, DOCOMO retired 920,000 shares of its treasury stock (aggregate purchase price: ¥163,526 million). As a result, additional paid-in capital decreased by ¥163,526 million for the year ended March 31, 2009.
Investment to Tata Teleservices Limited
On November 12, 2008, DOCOMO entered into an agreement on a strategic alliance with Tata Sons Limited, the prime promoter for Tata companies, and Tata Teleservices Limited (TTSL). On March 25, 2009, DOCOMO acquired approximately 26% of outstanding common shares of TTSL for ¥252,321 million pursuant to the agreement and accounted for the investment by applying the equity method.
(4) Subsequent event:
There was no significant subsequent event.
(Note)
Notes to leases, related party transactions, marketable securities, derivative financial instruments, employees’ retirement benefits, stock options, and business combinations are omitted because materiality for disclosure is not so significant in this earnings release.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2009
<< 5. Non-consolidated Financial Statements >>
1. Non-consolidated Balance Sheets

	Millions of yen
			(UNAUDITED)		Increase
	March 31, 2008		March 31, 2009		(Decrease)
ASSETS
Non-current assets:
Non-current assets for telecommunication businesses
Property, plant and equipment	¥1,053,272		¥2,627,079		¥1,573,807
Machinery and equipment	414,443		987,955		573,512
Antenna facilities	162,003		675,690		513,686
Satellite mobile communications facilities	3,561		2,756		(805)
Equipment related facilities	—		0		0
Telecommunications line facilities	5,079		43,778		38,699
Pipe and hand holes	3,945		14,834		10,888
Buildings	205,462		431,431		225,968
Structures	19,652		93,661		74,008
Other machinery and equipment	4,759		4,634		(125)
Vehicles	116		172		55
Tools, furniture and fixtures	90,706		101,637		10,930
Land	101,067		196,094		95,027
Lease assets	1,036		1,919		883
Construction in progress	41,437		72,513		31,076
Intangible assets	527,653		621,418		93,765
Rights to use utility facilities	2,971		12,505		9,534
Software	479,311		493,385		14,073
Patents	94		89		(5)
Leasehold rights	5,553		43,393		37,840
Lease assets	31		30		(0)
Other intangible assets	39,691		72,014		32,323
Total non-current assets for telecommunication businesses	1,580,925		3,248,498		1,667,573
Investment and other assets
Investment securities	189,293		144,704		(44,588)
Shares of affiliated companies	809,706		665,355		(144,351)
Other investments in affiliated companies	1,185		1,575		389
Contributions in affiliated companies	5,595		5,220		(374)
Long-term prepaid expenses	3,395		10,007		6,611
Long-term accounts receivable, other	—		96,799		96,799
Deferred tax assets	56,854		213,888		157,033
Other investments and other assets	63,666		78,427		14,761
Allowance for doubtful accounts	(793)		(1,221)		(427)
Total investment and other assets	1,128,903		1,214,757		85,853

Total non-current assets	2,709,829	63.6%	4,463,255	71.5%	1,753,426

Current assets:
Cash and bank deposits	260,975		330,301		69,325
Notes receivable	5		43		37
Accounts receivable, trade	315,979		534,581		218,602
Accounts receivable, other	367,074		416,202		49,128
Securities	280,000		189,988		(90,011)
Inventories and supplies	68,578		146,018		77,440
Advances	2,001		3,707		1,705
Prepaid expenses	17,189		28,485		11,296
Short-term loans	109,313		—		(109,313)
Deposits	100,000		—		(100,000)
Deferred tax assets	35,706		70,814		35,108
Other current assets	2,245		69,344		67,099
Allowance for doubtful accounts	(5,899)		(14,787)		(8,888)

Total current assets	1,553,169	36.4%	1,774,701	28.5%	221,531

Total assets	¥4,262,998	100.0%	¥6,237,957	100.0%	¥1,974,958

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2009

	Millions of yen
			(UNAUDITED)		Increase
	March 31, 2008		March 31, 2009		(Decrease)
LIABILITIES
Long-term liabilities:
Bonds	¥328,800		¥568,800		¥240,000
Long-term borrowings	67,000		38,000		(29,000)
Lease obligations	1,107		2,064		957
Liability for employees’ retirement benefits	48,342		130,498		82,156
Reserve for point loyalty programs	45,810		176,649		130,839
Other long-term liabilities	351		6,983		6,632

Total long-term liabilities	491,410	11.5%	922,996	14.8%	431,585

Current liabilities:
Current portion of long-term borrowings	75,200		29,000		(46,200)
Accounts payable, trade	282,197		277,396		(4,800)
Lease obligations	677		1,174		496
Accounts payable, other	251,888		407,656		155,767
Accrued expenses	7,285		13,348		6,063
Accrued taxes on income	109,134		233,553		124,418
Advances received	12,061		31,103		19,042
Deposits received	474,968		86,627		(388,341)
Provision for loss on PHS business	8,278		1,345		(6,932)
Other current liabilities	24,526		61,988		37,461

Total current liabilities	1,246,218	29.3%	1,143,194	18.3%	(103,023)

Total liabilities	¥1,737,629	40.8%	¥2,066,191	33.1%	¥328,562

NET ASSETS
Shareholders’ equity
Common stock	¥949,679	22.3%	¥949,679	15.2%	¥—
Capital surplus
Capital legal reserve	292,385		292,385		—
Other capital surplus	608,748		445,222		(163,526)
Total capital surplus	901,133	21.1%	737,607	11.8%	(163,526)
Earned surplus
Earned legal reserve	4,099		4,099		—
Other earned surplus
Accelerated depreciation reserve	4,945		1,533		(3,411)
General reserve	358,000		358,000		—
Earned surplus brought forward	728,510		2,520,695		1,792,185
Total earned surplus	1,095,555	25.8%	2,884,329	46.2%	1,788,773
Treasury stock	(415,979)	(9.8)%	(389,298)	(6.2)%	26,680

Total shareholders’ equity	¥2,530,389	59.4%	¥4,182,317	67.0%	¥1,651,927

Valuation and translation adjustments
Net unrealized holding gains or losses on securities	(7,105)	(0.1)%	(12,592)	(0.1)%	(5,487)
Deferred gains or losses on hedges	2,085	0.0%	2,041	0.0%	(43)

Total valuation and translation adjustments	(5,020)	(0.1)%	(10,551)	(0.1)%	(5,531)

Total net assets	2,525,369	59.2%	4,171,765	66.9%	1,646,396

Total liabilities and net assets	¥4,262,998	100.0%	¥6,237,957	100.0%	¥1,974,958

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2009
2. Non-consolidated Statements of Income

	Millions of yen
			(UNAUDITED)
	Year ended		Year ended		Increase
	March 31, 2008		March 31, 2009		(Decrease)
Recurring profits and losses:
Operating revenues and expenses
Telecommunication businesses
Operating revenues	¥1,946,471	77.3%	¥3,152,379	78.8%	¥1,205,908
Voice transmission services	1,107,225		1,791,913		684,687
Data transmission services	593,568		1,279,075		685,506
Other	245,676		81,390		(164,286)
Operating expenses	1,580,675	62.8%	2,294,150	57.3%	713,475
Business expenses	926,690		1,122,798		196,107
Administrative expenses	53,571		75,662		22,091
Depreciation	404,351		719,924		315,572
Loss on disposal of property, plant and equipment and intangible assets	24,028		65,820		41,791
Communication network charges	154,880		273,929		119,049
Taxes and public dues	17,152		36,015		18,863
Operating income from telecommunication businesses	365,795	14.5%	858,228	21.5%	492,432
Supplementary businesses
Operating revenues	571,370	22.7%	850,326	21.2%	278,955
Operating expenses	544,828	21.6%	1,102,664	27.5%	557,836
Operating income (losses) from supplementary businesses	26,542	1.1%	(252,338)	(6.3)%	(278,880)

Total operating income	¥392,338	15.6%	¥605,890	15.2%	¥213,551

Non-Operating revenues and expenses
Non-operating revenues	206,871	8.2%	45,131	1.1%	(161,739)
Interest income	1,784		842		(942)
Interest income-securities	1,388		1,257		(130)
Dividend income	198,421		19,132		(179,288)
Rental income	—		6,668		6,668
Interest income on tax refund	—		6,116		6,116
Miscellaneous income	5,275		11,112		5,836
Non-operating expenses	22,503	0.9%	11,784	0.3%	(10,719)
Interest expense	2,878		1,783		(1,095)
Interest expense-bonds	4,528		6,069		1,541
Loss on write-off of inventories	11,770		—		(11,770)
Miscellaneous expenses	3,325		3,931		605

Recurring profit	¥576,706	22.9%	¥639,237	16.0%	¥62,531

Special profits and losses:
Special profits	9,092	0.4%	1,641,753	41.0%	1,632,660
Gain on extinguishment of merged shares	—		1,641,753		1,641,753
Gain on disbursement of substitutional portion of the National Welfare Pension Plan	9,092		—		(9,092)
Special losses	19,593	0.8%	53,918	1.4%	34,324
Write-downs of investment securities	11,315		46,128		34,812
Write-downs of investment in affiliated companies	—		7,790		7,790
Provision for loss on PHS business	8,278		—		(8,278)
Income before income taxes	566,205	22.5%	2,227,071	55.6%	1,660,866
Income taxes-current	158,400	6.3%	329,400	8.2%	171,000
Income taxes-deferred	(2,643)	(0.1)%	(94,940)	(2.4)%	(92,297)

Net income	¥410,448	16.3%	¥1,992,612	49.8%	¥1,582,163

Note:	The denominator used to calculate the percentage figures is the aggregate amount of operating revenues from telecommunication businesses and supplementary businesses.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2009
3. Non-consolidated Statements of Changes in Net Assets

For the Fiscal Year Ended March 31, 2008 (April 1, 2007 — March 31, 2008)	(Millions of yen)

	Shareholders’ equity
		Capital surplus			Earned surplus
						Other earned surplus
								Earned
			Other			Accelerated		surplus			Total
	Common	Capital legal	capital	Total capital	Earned legal	depreciation	General	brought	Total earned	Treasury	shareholders’
	stock	reserve	surplus	surplus	reserve	reserve	reserve	forward	surplus	stock	equity
Balance as of March 31, 2007	949,679	292,385	796,136	1,088,521	4,099	10,559	358,000	502,990	875,649	(430,364)	2,483,486
Changes during the annual period
Reversal of accelerated depreciation reserve						(5,614)		5,614	—		—
Dividends from surplus								(87,187)	(87,187)		(87,187)
Dividends from surplus (interim dividends)								(103,355)	(103,355)		(103,355)
Net income								410,448	410,448		410,448
Purchase of treasury stock										(173,002)	(173,002)
Retirement of treasury stock			(187,387)	(187,387)						187,387	—
Net changes other than shareholders’ equity
The total amount of changes during the annual period	—	—	(187,387)	(187,387)	—	(5,614)	—	225,519	219,905	14,385	46,903

Balance as of March 31, 2008	949,679	292,385	608,748	901,133	4,099	4,945	358,000	728,510	1,095,555	(415,979)	2,530,389

	Valuation and translation adjustments
	Net unrealized holding gains		Total valuation and translation
	or losses on securities	Deferred gains or losses on hedges	adjustments	Total net assets
Balance as of March 31, 2007	24,171	509	24,681	2,508,167
Changes during the annual period
Reversal of accelerated depreciation reserve				—
Dividends from surplus				(87,187)
Dividends from surplus (interim dividends)				(103,355)
Net income				410,448
Purchase of treasury stock				(173,002)
Retirement of treasury stock				—
Net changes other than shareholders’ equity	(31,276)	1,575	(29,701)	(29,701)
The total amount of changes during the annual period	(31,276)	1,575	(29,701)	17,202

Balance as of March 31, 2008	(7,105)	2,085	(5,020)	2,525,369

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2009

For the Fiscal Year Ended March 31, 2009 (April 1, 2008 — March 31, 2009)	(Millions of yen)

	Shareholders’ equity
		Capital surplus			Earned surplus
						Other earned surplus
								Earned
			Other			Accelerated		surplus	Total		Total
	Common	Capital legal	capital	Total capital	Earned legal	depreciation	General	brought	earned	Treasury	shareholders’
	stock	reserve	surplus	surplus	reserve	reserve	reserve	forward	surplus	stock	equity
Balance as of March 31, 2008	949,679	292,385	608,748	901,133	4,099	4,945	358,000	728,510	1,095,555	(415,979)	2,530,389
Changes during the annual period
Reversal of accelerated depreciation reserve						(3,411)		3,411	—		—
Dividends from surplus								(203,838)	(203,838)		(203,838)
Net income								1,992,612	1,992,612		1,992,612
Purchase of treasury stock										(136,845)	(136,845)
Retirement of treasury stock			(163,526)	(163,526)						163,526	—
Net changes other than shareholders’ equity
The total amount of changes during the annual period	—	—	(163,526)	(163,526)	—	(3,411)	—	1,792,185	1,788,773	26,680	1,651,927

Balance as of March 31, 2009	949,679	292,385	445,222	737,607	4,099	1,533	358,000	2,520,695	2,884,329	(389,298)	4,182,317

	Valuation and translation adjustments
	Net unrealized holding gains or		Total valuation and translation
	losses on securities	Deferred gains or losses on hedges	adjustments	Total net assets
Balance as of March 31, 2008	(7,105)	2,085	(5,020)	2,525,369
Changes during the annual period
Reversal of accelerated depreciation reserve				—
Dividends from surplus				(203,838)
Net income				1,992,612
Purchase of treasury stock				(136,845)
Retirement of treasury stock				—
Net changes other than shareholders’ equity	(5,487)	(43)	(5,531)	(5,531)
The total amount of changes during the annual period	(5,487)	(43)	(5,531)	1,646,396

Balance as of March 31, 2009	(12,592)	2,041	(10,551)	4,171,765

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2009
4. Going Concern Assumption
None
5. Note to Unaudited Financial Statements
Merger and acquisition (Transactions under common control)
(1)	Companies related to the merger and their nature of business, legal form of the merger, company name after the merger and overview of the merger including its objective
a.	Companies related to the merger and their nature of business
Acquirer (the Company)

Trade Name	Nature of business
NTT DoCoMo, Inc.	Telecommunications
Acquirees (eight regional subsidiaries)

Trade Name	Nature of business
NTT DoCoMo Hokkaido, Inc.	Telecommunications
NTT DoCoMo Tohoku, Inc.	Telecommunications
NTT DoCoMo Tokai, Inc.	Telecommunications
NTT DoCoMo Hokuriku, Inc.	Telecommunications
NTT DoCoMo Kansai, Inc.	Telecommunications
NTT DoCoMo Chugoku, Inc.	Telecommunications
NTT DoCoMo Shikoku, Inc.	Telecommunications
NTT DoCoMo Kyushu, Inc.	Telecommunications
b.	Legal form of the merger

Merger under common control

c.	Company name after the merger

NTT DoCoMo, Inc.

d.	Overview of the merger including its objective
The Company and its eight regional subsidiaries have successfully conducted community-based sales and infrastructure development in each respective region since 1993. However, the eight regional subsidiaries merged into the Company to better deal with the changing environment of mobile communications. The main objectives of the merger include achieving enriched and enhanced customer services, streamlined group management and faster decision-making. There was no issuance of new shares of the Company, delivery of money or other assets, or capital increase as a result of the merger.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2009
(2)	Basis for accounting treatment
In accordance with “Accounting Standard for Business Combination” (issued by the Business Accounting Council on October 31, 2003) and Accounting Standards Board of Japan (“ASBJ”) Implementation Guidance No.10 “Guidance on the Accounting Standard for Business Combination and Spin-off” issued by the ASBJ on November 15, 2007, the Company accounted for the merger as transactions under common control.
The Company recorded ¥1,641,753 million as special profit in the line item “Gain on extinguishment of merged shares”, which is the difference between the book value of acquiree shares the Company held immediately prior to the merger and the equity capital of the acquirees arising out of the difference between assets and liabilities that the Company had assumed from the acquirees.

(APPENDIX 1)
Operation Data for Fiscal Year Ended March 31, 2009
Full-year Forecast: as announced at April 28, 2009

				Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year
		[Ref.]		Ended Mar. 2009	Ended Mar. 2009	Ended Mar. 2009	Ended Mar. 2009	[Ref.]
		Fiscal Year	Fiscal Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
		Ended Mar. 31, 2008	Ended Mar. 2009	(Apr.-Jun. 2008)	(Jul.-Sep. 2008)	(Oct.-Dec. 2008)	(Jan.-Mar. 2009)	Ending Mar. 31, 2010
		Full-year Results	Full-year Results	Results	Results	Results	Results	Full-year Forecast
Cellular
Subscriptions	thousands	53,388	54,601	53,629	53,937	54,155	54,601	55,760
FOMA (1)	thousands	43,949	49,040	45,200	46,444	47,494	49,040	52,980
mova	thousands	9,438	5,560	8,429	7,493	6,661	5,560	2,780
Market share (2) (3)%		52.0	50.8	51.7	51.5	51.2	50.8	—
Net increase from previous period	thousands	767	1,213	241	308	218	446	1,160
FOMA (1) (3)	thousands	8,420	5,091	1,251	1,244	1,050	1,546	3,940
mova (3)	thousands	(7,653)	(3,878)	(1,010)	(936)	(832)	(1,100)	(2,780)
Churn Rate (3)%		0.80	0.50	0.51	0.52	0.44	0.52	—
Number of handsets (FOMA+mova) sold (4)	thousands	25,739	20,129	4,946	5,318	4,511	5,353	—
Aggregate ARPU (FOMA+mova) (5)	yen/month/contract	6,360	5,710	5,890	5,860	5,730	5,390	5,280
Voice ARPU (6)	yen/month/contract	4,160	3,330	3,560	3,450	3,340	2,970	2,860
Packet ARPU	yen/month/contract	2,200	2,380	2,330	2,410	2,390	2,420	2,420
i-mode ARPU	yen/month/contract	2,170	2,340	2,290	2,360	2,350	2,370	2,360
ARPU generated from international services (7)	yen/month/contract	70	80	80	90	80	70	80
ARPU generated purely from i-mode (FOMA+mova) (5)	yen/month/contract	2,350	2,550	2,480	2,570	2,560	2,600	2,600
Aggregate ARPU (FOMA) (5)	yen/month/contract	6,990	6,010	6,260	6,180	6,000	5,610	5,420
Voice ARPU (6)	yen/month/contract	4,340	3,360	3,630	3,500	3,370	2,980	2,860
Packet ARPU	yen/month/contract	2,650	2,650	2,630	2,680	2,630	2,630	2,560
i-mode ARPU	yen/month/contract	2,610	2,590	2,590	2,630	2,580	2,580	2,490
ARPU generated from international services (7)	yen/month/contract	90	90	90	100	90	80	90
ARPU generated purely from i-mode (FOMA) (5)	yen/month/contract	2,720	2,760	2,730	2,790	2,750	2,760	2,700
Aggregate ARPU (mova) (5)	yen/month/contract	4,340	3,750	3,890	3,820	3,730	3,490	3,340
Voice ARPU (6)	yen/month/contract	3,590	3,090	3,220	3,120	3,070	2,860	2,800
i-mode ARPU	yen/month/contract	750	660	670	700	660	630	540
ARPU generated from international services (7)	yen/month/contract	10	10	10	10	10	10	10
ARPU generated purely from i-mode (mova) (5)	yen/month/contract	930	870	860	910	870	840	770
MOU (FOMA+mova) (5)	minute/month/contract	138	137	137	138	139	133	—
MOU (FOMA) (5)	minute/month/contract	156	148	150	150	150	142	—
MOU (mova) (5)	minute/month/contract	82	63	69	65	62	55	—
2in1 Subscriptions (8)	thousands	240	459	304	454	461	459	—
Communication Module Services Subscriptions (9)	thousands	1,433	1,527	1,466	1,509	1,536	1,527	1,610
FOMA Ubiquitous plan (10)	thousands	698	858	741	785	822	858	—
DoPa Single Service (11)	thousands	735	669	726	723	714	669	—
Prepaid Subscriptions (11)	thousands	40	38	40	39	39	38	—
i-mode
Subscriptions	thousands	47,993	48,474	48,061	48,069	48,150	48,474	48,850
FOMA	thousands	41,213	44,853	42,118	42,911	43,671	44,853	47,350
i-mode Subscription Rate (3)%		89.9	88.8	89.6	89.1	88.9	88.8	87.6
Net increase from previous period	thousands	419	481	68	8	81	481	380
i-mode Flat-rate Packet Communication Plan Subscriptions (12)	thousands	12,744	17,610	13,395	13,949	15,751	17,610	—
i-channel Subscriptions	thousands	15,649	16,545	15,823	16,044	16,228	16,545	—
Others
DCMX Subscriptions (13)	thousands	5,640	8,980	6,440	7,350	8,170	8,980	11,800

*
Please refer to the attached sheet (P.39) for the definition of ARPU and MOU, and an explanation of the methods used to calculate ARPU and the number of active subscriptions used in calculating ARPU, MOU and Churn Rate.

(1)	From March 3, 2008 onward, another FOMA subscription is a prerequisite for the application of 2in1 in principle, and those FOMA subscriptions are included in the number of FOMA subscribers.

(2)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association.

(3)	Data are calculated including Communication Module Services subscriptions.

(4)
Sum of new FOMA/mova subscriptions, change of subscription from mova to FOMA, FOMA handset upgrade by FOMA subscribers, mova handset upgrade by mova subscribers, and change of subscription from FOMA to mova.

(5)	Data are calculated excluding Communication Module Services-related revenues and Communication Module Services subscriptions.

(6)	Inclusive of circuit-switched data communications.

(7)	Inclusive of Voice Communications and Packet Communications.

(8)	Inclusive of users who applied for 2in1 after March 3, 2008.

(9)	Included in total cellular subscriptions.

(10)	Included in FOMA subscriptions.

(11)	Included in mova subscriptions.

(12)	Sum of “Pake-hodai double” subscriptions, “Pake-hodai” subscriptions and “Pake-hodai full” subscriptions.

(13)	Inclusive of DCMX mini subscriptions.

(APPENDIX 2)
Definition and Calculation Methods of ARPU and MOU
1. Definition of ARPU and MOU
i)	ARPU (Average monthly Revenue Per Unit)[1] :

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as basic monthly charges, voice communication charges and packet communication charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter.

ii) MOU (Minutes of Usage): Average monthly communication time per subscription.
2. ARPU Calculation Methods
i)	ARPU (FOMA + mova)
•	Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)

•	Voice ARPU (FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active cellular phone subscriptions (FOMA+mova)

•
Packet ARPU (FOMA+mova): {Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges)+ i-mode ARPU (mova) Related Revenues (basic monthly charges, packet communication charges)}/ No. of active cellular phone subscriptions (FOMA+mova)

•	i-mode ARPU (FOMA+mova) [2]: i-mode ARPU (FOMA+mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active cellular phone subscriptions (FOMA+mova)

•	ARPU generated purely from i-mode (FOMA+mova) [3]: i-mode ARPU (FOMA+mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active i-mode subscriptions (FOMA+mova)
ii)	ARPU (FOMA)
•	Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA)

•	Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (basic monthly charges, voice communication charges) / No. of active cellular phone subscriptions (FOMA)

•	Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active cellular phone subscriptions (FOMA)

•	i-mode ARPU (FOMA) [2]: i-mode ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active cellular phone subscriptions (FOMA)

•	ARPU generated purely from i-mode (FOMA) [3]: i-mode ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active i-mode subscriptions (FOMA)
iii)	ARPU (mova)
•	Aggregate ARPU (mova) = Voice ARPU (mova) + i-mode ARPU (mova)

•	Voice ARPU (mova): Voice ARPU (mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active cellular phone subscriptions (mova)

•	i-mode ARPU (mova) [2]: i-mode ARPU (mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active cellular phone subscriptions (mova)

•	ARPU generated purely from i-mode (mova) [3]: i-mode ARPU (mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active i-mode subscriptions (mova)
3. Active Subscriptions Calculation Methods
No. of active subscriptions used in ARPU/MOU/Churn Rate calculations is as follows:
No. of active subscriptions for each month:
(No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2
No. of active subscriptions for full-year results/forecasts:
Sum of No. of active subscriptions for each month from April to March

1	Communication Module service subscriptions and the revenues thereof are not included in the ARPU and MOU calculations.

2
The denominator used in calculating i-mode ARPU (FOMA+mova, FOMA, mova) is the aggregate number of cellular subscriptions to each service (FOMA+mova, FOMA, mova, respectively), regardless of whether i-mode service is activated or not.

3	ARPU generated purely from i-mode (FOMA+mova, FOMA, mova) is calculated using only the number of active i-mode subscriptions as a denominator.

(APPENDIX 3)
Reconciliations of the Disclosed Non-GAAP Financial Measures to
the Most Directly Comparable GAAP Financial Measures
The reconciliations for the year ending March 31, 2010 (forecasts) are provided to the extent available without unreasonable efforts.
1. EBITDA and EBITDA margin

	Billions of yen
			Year ending
	Year ended	Year ended	March 31, 2010
	March 31, 2008	March 31, 2009	(Forecasts)
a. EBITDA	¥1,639.1	¥1,678.4	¥1,569.0

Depreciation and amortization	(776.4)	(804.2)	(710.0)
Loss on sale or disposal of property, plant and equipment	(54.4)	(43.3)	(29.0)

Operating income	808.3	831.0	830.0

Other income (expense)	(7.6)	(50.5)	2.0
Income taxes	(323.0)	(308.4)	(336.0)
Equity in net income (losses) of affiliates	13.6	(0.7)	(1.0)
Minority interests	(0.1)	0.5	(2.0)

b. Net income	491.2	471.9	493.0

c. Total operating revenues	4,711.8	4,448.0	4,382.0

EBITDA margin (=a/c)	34.8%	37.7%	35.8%
Net income margin (=b/c)	10.4%	10.6%	11.3%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.
2. ROCE after tax effect

	Billions of yen
			Year ending
	Year ended	Year ended	March 31, 2010
	March 31, 2008	March 31, 2009	(Forecasts)
a. Operating income	¥808.3	¥831.0	¥830.0
b. Operating income after tax effect {=a*(1-effective tax rate)}	477.7	491.9	491.4
c. Capital employed	4,759.6	4,867.9	5,108.3

ROCE before tax effect (=a/c)	17.0%	17.1%	16.2%
ROCE after tax effect (=b/c)	10.0%	10.1%	9.6%

Notes:	The effective tax rate for the years ended March 31, 2008 and 2009 was 40.9% and 40.8%, respectively.

The effective tax rate for the year ending March 31, 2010 (Forecasts) is 40.8%.

Capital employed = Two period ends average of (Shareholders’ equity + Interest bearing liabilities).

Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt.
3. Free cash flows excluding irregular factor and changes in investments for cash management purposes

	Billions of yen
			Year ending
	Year ended	Year ended	March 31, 2010
	March 31, 2008	March 31, 2009	(Forecasts)
Free cash flows excluding irregular factor and changes in investments for cash management purposes	¥442.4	¥93.4	¥380.0

Irregular factor (1)	210.0	—	—
Changes in investments for cash management purposes (2)	148.9	49.3	—

Free cash flows	801.3	142.7	380.0

Net cash used in investing activities	(758.8)	(1,031.0)	(717.0)
Net cash provided by operating activities	1,560.1	1,173.7	1,097.0

Notes:

(1)	Irregular factor represents the effects of uncollected revenues due to a bank closure at the end of the fiscal year.

(2)
Changes in investments for cash management purpose were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purpose with original maturities of longer than three months. Net cash used in investing activities for the year ended March 31, 2008 and 2009 includes changes in investments for cash management purpose. However, the effect of changes in investments for cash management purpose is not taken into account when we forecasted net cash used in investing activities for the year ending March 31, 2010 due to the difficulties in forecasting such effect.

4. Market equity ratio

	Billions of yen
			Year ending
	Year ended	Year ended	March 31, 2010
	March 31, 2008	March 31, 2009	(Forecasts)
a. Shareholders’ equity	¥4,276.5	¥4,341.6	—
b. Market value of total share capital	6,436.8	5,583.3	—
c. Total assets	6,210.8	6,488.2	—

Equity ratio (=a/c)	68.9%	66.9%	—
Market equity ratio (=b/c)	103.6%	86.1%	—

Notes:

(1)	Market equity ratio for the year ending March 31, 2010 is not forecasted because it is difficult to estimate the market value of total share capital in the future.

(2)	Market value of total share capital = closing share price at the end of fiscal year multiplied by the number of outstanding shares at the end of fiscal year.

Copyright (C) 2009 NTT DOCOMO, INC. All rights reserved. NTT DOCOMO, INC. Results for the Fiscal Year Ended Mar. 31, 2009 and Principal Actions Planned for the Fiscal Year Ending Mar. 31, 2010 Apr. 28, 2009

SLIDE No. 1 RESULTS FOR FY2008 April 2008 to March 2009 1 / 45 Forward-Looking Statements This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as expected number of subscribers, and expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, Uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forwardlooking statement. Potential risks and uncertainties include, without limitation, the following: 1. Changes in the business environment such as intensifying competition from other cellular service providers or other technologies caused by Mobile Number Portability, new market entrants and other factors, could limit our acquisition of new subscriptions, retention of existing subscriptions, or may lead to diminish ARPU, or may lead to an increase in our costs and expenses. 2. Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth. 3. The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations. 4. Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction. 5. The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers. 6. Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect. 7. As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects or loss of handsets, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations. 8. Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image. 9. Inadequate handling of confidential business information including personal information by our corporate group, contractors and other factors, may adversely affect our credibility or corporate image. 10. Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others. 11. Earthquakes, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our cr edibility or corporate image. 12. Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations. 13. Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

Copyright (C) 2009 NTT DOCOMO, INC. All rights reserved. FY2008 Results Highlights and Prospects for FY2009

SLIDE No. 3

FY2008 Results Highlights/FY2009 Forecasts

U.S. GAAP

	2008/3 (Full-year) (1)	2009/3 (Full-year) (2)	Changes (1) →(2)	2010/3 (Full-year forecast) (3)	Changes (2) →(3)
Operating Revenues (Billions of yen)	4,711.8	4,448.0	-5.6%	4,382.0	-1.5%
Cellular Services Revenues (Billions of yen)	4,019.0	3,661.3	-8.9%	3,449.0	-5.8%
Operating Expenses (Billions of yen)	3,903.5	3,617.0	-7.3%	3,552.0	-1.8%
Operating Income (Billions of yen)	808.3	831.0	+2.8%	830.0	+0.1%
Income Before Income Taxes (Billions of yen)	800.7	780.5	-2.5%	832.0	+6.6%
Net Income (Billions of yen)	491.2	471.9	-3.9%	493.0	+4.5%
EBITDA Margin (%) *	34.8	37.7	+2.9 points	35.8	-1.9 points
Adjusted Free Cash Flow (Billions of yen) *	442.4	93.4	-78.9%	380.0	+306.9%

◆Consolidated financial statements in this document are unaudited.

◆Adjusted free cash flow excludes the effects of uncollected revenues due to bank holidays at the end of the fiscal year and changes in investment for cash management purposes with original maturities of longer than three months.

* For an explanation of the calculation processes for these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP on Slide 45 and the IR page of our website, www.nttdocomo.co.jp.

RESULTS FOR FY2008 April 2008 to March 2009 3 / 45

SLIDE No. 4 RESULTS FOR FY2008 April 2008 to March 2009 4 / 45 FY2008 Financial Results Summary #¡ FY2008 Financial Results Operating income: ¥831 billion (Up 2.8% year-on-year) Achieved 100.1% of FY08 full-year forecast #yHighlights#z NNeeww bbuussiinneessss mmooddeell TToottaall nnoo.. ooff hhaannddsseettss ssoolldd DDeepprreecciiaattiioonn//aammoorrttiizzaattiioonn *2: Percentage of users who chose “Value Course” among total users who purchased a handset using new purchase methods *1: “Fami-wari MAX 50”, “Hitoridemo Discount 50” and “Office-wari MAX 50” NNeeww ddiissccoouunntt sseerrvviicceess**11 New handset purchase methods Uptake expanded to approx. 60% of our total cellular subscribers Value Course selection rate*2 maintained at over 90% 20.13 million units (Down 5.61 million units or 21.8% year-on-year) Accelerated depreciation of mova-related assets (¥75.7 billion) Churn rate: 0.50% (FY09/4Q churn rate: 0.52%) (FY09/4Q churn rate: 0.52%) Reduced distributor commissions

SLIDE No. 5

FY2008 Financial Results -Key Factors-

■ Key factors behind operating income growth〈FY07⇒FY08〉


Growth in packet ARPU
Lower churn rate
Decline in voice ARPU
Decline in sales incentives, etc.
resulting from expanded uptake of new handset purchase methods
Inclusive of impact of accelerated depreciation of mova-related assets (Up ¥75.7 billion)
Increase in depreciation/amortization: Up ¥27.7 billion
Increase in other expenses: Up ¥76.6 billion
Decrease in total equipment sales cost: Down ¥390.8 billion
Incl.) Equipment procurement cost: Down ¥322.4 billion
Incl.) Distributor commissions: Down ¥68.4 billion
Operating income ¥808.3 billion
Decline in cellular services revenues: Down ¥357.7 billion
Increase in other revenues: Up 33.6 billion
Increase in equipment sales revenues: Up ¥60.3 billion
Operating income: ¥831.0 billion
Up ¥22.6 billion (+2.8% year-on-year)
Operating revenues: Down ¥263.8 billion
Operating expenses: Down ¥286.5 billion
FY2007
FY2008

RESULTS FOR FY2008 April 2008 to March 2009 5 / 45

SLIDE No. 6 RESULTS FOR FY2008 April 2008 to March 2009 6 / 45 0 5 10 15 20 25 30 35 08/3 08/6 08/9 08/12 09/3 10/3#iForecast#j 0% 10% 20% 30% 40% 50% 60% 70% #FSubscription rate (right axis) #FNo. of subscriptions (left axis) 0 4 8 12 16 20 07/12 08/3 08/6 08/9 08/12 09/3 0% 25% 50% 75% 100% NNeeww DDiissccoouunntt SSeerrvviicceess**11 NNeeww PPuurrcchhaassee MMeetthhooddss #¡ “Value Plan” subscriptions & “Value Course” selection rate*2 #¡ No. of subscriptions (Million subs.) (Subscription rate) *1 “Fami-wari MAX 50”, “Hitoridemo Discount 50” and “Office-wari MAX 50” *2 Percentage of users who chose “Value Course” among total users who purchased a handset using new purchase methods #F“Value Course” selection rate (right axis) #F No. of “Value Plan” subs (left axis) (Million subs.) (Selection rate) New Business Model

SLIDE No. 7 RESULTS FOR FY2008 April 2008 to March 2009 7 / 45 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 9,000 Voice ARPU 4,440 4,340 4,090 3,780 3,560 3,450 3,340 2,970 3,330 2,860 (Incl.) Int’l services ARPU 60 70 70 80 80 90 80 70 80 80 Packet ARPU 2,120 2,210 2,200 2,270 2,330 2,410 2,390 2,420 2,380 2,420 (Incl.) i-mode ARPU 2,090 2,180 2,170 2,230 2,290 2,360 2,350 2,370 2,340 2,360 YOY changes in packet ARPU (%) 7.6 11.6 9.5 9.1 9.9 9.0 8.6 6.6 8.2 1.7 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q FY08 FY09 6,560 6,550 6,290 #EAggregate ARPU for FY2008 was ¥5,710 (Down 10.2% year-on-year) Data ARPU was ¥2,380 (Up 8.2% year-on-year) 6,050 2,120 2,210 2,200 2,270 2,330 5,890 2,410 5,860 2,390 5,730 FY2007 FY2008 Cellular (FOMA+mova) ARPU FY07 full-year aggregate ARPU: ¥6,360 #iDown 5.1% year-on-year#j FY07 full-year aggregate ARPU: ¥6,360 #iDown 5.1% year-on-year#j FY08 full-year aggregate ARPU: ¥5,710 #iDown 10.2% year-on-year#j FY08 full-year aggregate ARPU: ¥5,710 #iDown 10.2% year-on-year#j (Yen) #Ÿ For an explanation of ARPU, please see Slide 44 of this document, “Definition and Calculation Methods of MOU and ARPU”. 2,420 5,390 2,380 5,710 2,420 5,280

SLIDE No. 8 RESULTS FOR FY2008 April 2008 to March 2009 8 / 45 #EFY2008 full-year churn rate was 0.50% 0.00 0.50 1.00 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q FY2007 FY2008 0.51#“ 0.52#“ 0.44#“ 0.52#“ Churn Rate #¡ Cellular (FOMA+mova) Churn Rate (#“) FY07 full-year churn rate: 0.80% FY08 full-year churn rate: 0.50% New handset purchase methods (Nov. 07) New discount services (Aug. 07)

SLIDE No. 9 RESULTS FOR FY2008 April 2008 to March 2009 9 / 45 0 5 10 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q #ETotal no. of handsets sold in FY2008: 20.13 million (Down 21.8% year-on-year) #ETotal handset sales for FY2009 projected to be 19.70 million FY,Q,O,O,V (Million units) FY,Q,O,O,W FFYY22000077:: 2255..7744 mmiilllliioonn 6.24 5.35 6.56 6.52 6.42 4.95 5.32 4.51 FY2008: 20.13 million (Down 21.8% year-on-year) Down 21.8% year-on-year) Total Handset Sales #F Total handsets sold (DOCOMO + au +SOFTBANK)* #F Total handsets sold (DOCOMO) *Calculated based on financial results materials of each company

SLIDE No. 10 RESULTS FOR FY2008 April 2008 to March 2009 10 / 45 #EAccelerate subscriber migration to FOMA in view of scheduled termination of mova services (March 31, 2012) #EAim to grow FOMA subscriptions to 95% of total by Mar. 31, 2010 Subscriber Migration to FOMA 0 10 20 30 40 50 60 07/3 07/6 07/9 07/12 08/3 08/6 08/9 08/12 09/3 10/3 (forecast) mova 55.76 52.98 #i95.0%#j 49.04 #i89.8%#j 53.39 54.60 43.95 #i82.3%#j 52.62 9.44 17.09 5.56 2.78 35.53 #i67.5%#j Numbers in parentheses indicate the percentage of FOMA subscriptions to total cellular subscriptions (Million subs.) #ŸInclusive of Communication Module Services subscriptions

SLIDE No. 11

FY2009 Results Forecasts Highlights

FY2009 Results Forecasts

Operating income: ¥830.0 billion

⇒ Secure operating income by making up for the decline in voice revenues by reducing network-related costs and distributor commissions, etc.

Factors behind changes in operating income

〈FY08⇒FY09 (forecast)〉



Operating income: ¥831.0 billion
FY2008
Decrease in voice revenues: Down ¥265.0 billion
Decrease in basic monthly charge revenues: Down ¥184.0 billion
Impact of expanded uptake of Value Plan : Down ¥130.0 billion
Increase in packet revenues: Up ¥52.0 billion
Decrease in distributor commissions: Down ¥66.0 billion
(Before application of EITF 01-9)
Depreciation, communication network charges, etc.
Decrease in network-related costs: Down ¥134.0 billion
Others: Down ¥12.0 billion
General expenses, etc.
Operating income: ¥830.0 billion
FY2009 (forecast)

RESULTS FOR FY2008 April 2008 to March 2009 11 / 45

Copyright (C) 2009 NTT DOCOMO, INC. All rights reserved. Principal Actions Planned for FY2009

SLIDE No. 13

FY2009 Business Operation Policies

• **FY2009 is positioned as "a year to take steadfast steps" toward achieving our medium-term vision, while working to further improve customer satisfaction**

"Change and Challenge"

Improvement of customer satisfaction

- Enrich after-sales support
- More affordable & easier-to-use billing plans
- Area quality improvement

Actions to expand usage

Motivate subscribers to join flat-rate services by enriching video content portfolio, etc.

Creation of new revenue sources

Personalization	Enhancement & enrichment of services
Social support	Health care, environment/ ecology business
Converged services	"Home Area" services

Explore strategic investments & alliances

Improvement of cost efficiency

- Boost efficiency of network -related costs
- Further cut general expenses

CSR

Strengthen CSR activities

RESULTS FOR FY2008 April 2008 to March 2009 13 / 45

SLIDE No.
14

Improvement of Customer Satisfaction -1-

- **Reinforce after-sales support to ensure comfortable use of mobile phones at all times**

After-sales support

ありがとうを
ドコモから

Launch “*keitai tenken*” service

July 1, 2009 (planned)

Free mobile phone check-up at docomo Shops

(July 1, 2009- June 30, 2010 (planned))

Expand “Battery Pack *Anshin* Support” service

July 1, 2009 (planned)

Provide an option to choose charger adapter in addition to conventional free battery pack



総合判定	OK
−試験項目−	−試験結果−
FOMA2GHz	
位置登録	OK
開ループ電力制御	OK
最大送信電力	OK
閉ループ電力制御	OK
受信感度	OK
変調精度	OK
周波数安定度	OK

Check-up results



Tester


Li-ion00

Battery pack

or



Charger adapter

◆ Please confirm the details of each service at docomo Shops or on our web site.

RESULTS FOR FY2008 April 2008 to March 2009 14 / 45

SLIDE No. 15

Improvement of Customer Satisfaction -2-

- **Revise billing plans to make our services easier-to-use & more affordable**

More affordable billing plans

ありがとうを
ドコモから

"Pake-hodai double"

パケ・ホーダイ ダブル 定額制

Entry rate: ¥490/month
(tax included)

To be applied from May 1, 2009 (planned)



¥4,410
¥1,029
(previous)
¥490
(after revision)
More affordable rates
No. of packets
5,838
packets
52,500
packets

◆ Please confirm the details of each service at docomo Shops or on our web site.

RESULTS FOR FY2008 April 2008 to March 2009 15 / 45

SLIDE No. 16

Improvement of Customer Satisfaction –3–

• **Revise billing plans to allow customers access video and other rich contents free of worries about phone bill**

More affordable billing plans

ありがとうを
ドコモから

"Biz-hodai double"	"Flat-rate Data Plan Standard"
To be applied from May 1, 2009 (planned)	To be applied from July 1, 2009 (planned)
Entry rate: ¥490/month (tax included)	If "Flat-Rate Data Plan Standard Value" subscriber joins "Flat-Rate Data Standard Discount" **¥1,000/month (tax included)**



Monthly charge
¥5,985
¥1,029
(previous)
¥490
(after revision)
5,838
packets
71,250
packets
No. of packets



Monthly charge
¥5,985
¥1,000
(after revision)
* When "Flat-Rate Data Plan Standard Value" subscriber joins "Flat-Rate Data Standard Discount"
23,825
packets
142,500
packets
No. of packets

◆ Please confirm the details of each service at docomo Shops or on our web site.

RESULTS FOR FY2008 April 2008 to March 2009 16 / 45

SLIDE No. 17 RESULTS FOR FY2008 April 2008 to March 2009 17 / 45 Improvement of Customer Satisfaction -4- Expansion of free-of-charge mail service between Family Discount/ Office Discount group members #Ë Mail attachments such as large-capacity video, Deco-mail or other images can also be transmitted free of charge Better response to coverage improvement request from customers (customer visit within 48 hours) #Ë Customer visit to be continued in FY09 to respond to more requests from customers. Introduce new repeater compatible with FOMA Plus-Area to improve indoor area quality To be applied from May 1, 2009 (planned) Improved convenience to overseas travelers, Japanese living abroad #Ë Establish new overseas customer counters in London and New York in addition to existing overseas offices (9 offices in 7 countries) #EContinually implement various measures to enhance customer satisfaction #Ÿ Please confirm the details of each service at docomo Shops or on our web site.

SLIDE No. 18

Actions for expand Usage -1-

• **Expand packet usage through handset functionality enhancement and enrichment of content**

■ Billing plans

More affordable rates

"Pake-hodai double"



¥4,410
¥1,029
(previous)
¥490
(after revision)
5,838
packets
52,500
packets

Video access w/o worries about bill

■ Handsets

Functional enhancement

"Inline FLASH"



Allows users to deliver more natural expression by projecting video on a section of mobile phone screen

* Picture is conceptual

More natural use of video

■ Expansion of services & contents



Ex. Video contents
Today
Future
Mainly entertainment
Tourist info.
Online shopping
Navigation
Security
Medical service
Entertainment
Example
Expand usage & domains

■ Growing flat-rate subs

■ "Pake-hodai*1" subscriptions

Expand packet usage



(Million subs)
12.74
17.61
22.40
08/3
09/3
10/3
Pake-hodai subscription rate*2
39%
(As of Mar. 31, 2009)
FY09 Pake-hodai subscription rate target:
47%

BeeTV

Planned launch: May 1, 2009

¥315/month (tax included)

What you really wanted to see is now in your hands

*1: Inclusive of "Pake-hodai full" and "Pake-hodai double" subscriptions

*2: Pake-hodai subscription rate= No. of Pake-hodai subscriptions/Total FOMA i-mode subscriptions

◆ Please confirm the details of each service at docomo Shops or on our web site.

RESULTS FOR FY2008 April 2008 to March 2009 18 / 45

SLIDE No. 19

Actions for expand Usage −2−

- **Enrich lineup of smartphones/data devices and reinforce sales promotion to expand market and acquire new subscriptions**

■ Smartphones

Enrich product lineup



HT-01A HT-02A BlackBerry Bold

More models to be added in future

"Biz-hodai double"

ありがとうをドコモから

▷ Reduce "Biz-hodai" minimum rate to ¥490/month

■ Data devices (data cards/modules)

Billing plans

"Flat-rate Data Plan Standard"

ありがとうをドコモから

▷ **Entry rate: ¥1,000/month (tax included)**

* If subscribed to "Data Plan Standard Value" together with "Flat-rate Data Standard Discount"


¥5,985
¥1,000
(after revision)
More affordable rates
23,825 packets
142,500 packets
No. of packets

Sales channel

▷ Expand floor space at mass retailers

▷ Strengthen sales at docomo Shops

Data devices

▷ HSUPA-enabled

▷ Products with built-in module

◆ Please confirm the details of each service at docomo Shops or on our web site.

RESULTS FOR FY2008 April 2008 to March 2009

19 / 45

SLIDE No. 20 RESULTS FOR FY2008 April 2008 to March 2009 20 / 45 Target subs as of Mar. 31, 2010: 3.80 million Functional enhancement by linking “i-concier” with location information Enrichment of community information content Aim to use “B to B to C model” for information delivery to customers Planned for FY09/2H #¡ “i-concier” subs Topped 1 million (Apr. 11, 2009) 0 500 1,000 08/11 12 09/1 2 3 (1,000 subs) #ENo. of “i-concier” subscriptions: Topped 1 million (Apr. 11, 2009) #EEnhance “i-concier” functions by linking it with location information (FY2009/2H) Personalization

SLIDE No. 21 RESULTS FOR FY2008 April 2008 to March 2009 21 / 45 Social Support #EEstablish infrastructure that enhances efficiency of information distribution in five fields where mobile communications can make great contributions (environment, medical service, finance, safety/security and education) and develop into commercial business. In FY2009, we will focus on the three fields below, actively seeking alliance with external partners to achieve an early take-off of businesses Conduct verification experiments and trials and work to create new business opportunities from a long-term perspective Establish infrastructure for delivering personal medical information using mobile communications #¡ Health care/medical information delivery service #¡ Remote medical support Health care business Establish infrastructure for information collection through by combining sensing technologies with mobile communications #¡ Environmental sensing #¡ Eco-life support (energy-saving support) Environment/ecology business Finance/payment business Further diversify services and businesses in finance and payment fields #¡ Promotion of mobile CRM #¡ New convergence service in the field of Finance

SLIDE No. 22

Converged Services

- **Launch new "Home Area" services using femto cells, with the aim of expanding and proliferating converged services**

(Planned for FY2009/2H)

■ Directions of convergence


Industrial equipment
Automobile (ITS)
Info appliance
Broadcasting
Fixed-line phone
Farmware update
Map data
Remote control
Remote control
Remote monitoring
Location linkage auto-synchronization
CGM storage
Mobile multimedia broadcasting (ISDB-Tmm)
Femto BTS
Target ad
IP-TV
NGN
Mobile Phone
Location linkage auto-synchronization
Remote monitoring
Remote control


"Home Area" services using femto cells
Internet
Content/ service provider
DOCOMO network
Broadband network
Femto BTS
Stable communications environment (bandwidth control)
Behavior support (linked with user location) (inside/outside home)
■ Large-capacity content (video, etc.)
■ Flyer-coupon delivery
*Image is conceptual
* Image is conceptual
"Home Area"
■ In-premise coverage
Linkage with home appliances
■ Remote control of home appliances
To be started from FY2009/2H or beyond

Image: Name of site "MOVIE FULL (Free)" Provided by: ISAO

RESULTS FOR FY2008 April 2008 to March 2009 22 / 45

SLIDE No. 23

Investment/Alliances

- **Leverage investments/alliances with the aim of expanding businesses in fields where mobile communications can make great contributions**

Investment in OAK LAWN MARKETING

Invigorate mobile e-commerce market through convergence with TV shopping service


Link TV shopping with mobile payment
OAK LAWN MARKETING
(direct marketing)
Link with docomo Point system
Shopping payment
Payment (DCMX/iD)
docomo Point
Popular merchandise
Repeat purchase (cosmetics, etc.)
Agent
docomo (mobile business)
Channel (shop)
Tele-shopping know-how
Delivery of personalized information
Communication tools
Video (packet)
New product PR at docomo Shop
iコンシェル
Buyer
Infommercial broadcasting
Create buyer's community
Program delivery to mobile phone

Joint venture with AEON Group

(planned in May 2009)

Mobile business
Timely information delivery based on customer attributes

Proxy sales promotion
Member data management, sales promotion by entrustment

Marketing business
Customer/shop POS data analysis, customer survey (e.g., mobile survey)


Customer
Web site
Mail
One-to-one marketing using mobile phone
AEON
Invest (71%)
AEON Marketing, Inc.
Invest (29%)
docomo

RESULTS FOR FY2008 April 2008 to March 2009
23 / 45

SLIDE No. 24 RESULTS FOR FY2008 April 2008 to March 2009 24 / 45 International Businesses #¡Revenue size of international businesses* Incl.) Int’l dialing/roaming revenues 0 20 40 60 FY07 FY08 FY09 (forecast) 33.0 #{14#“ (Billions of yen) 21.1 19.9 27.5 54.1 47.4 59.0 #F Int’l roaming revenues #F Int’l dialing revenues #{9#“ * Includes international calls/roaming revenues, dividends from overseas investees and revenue contribution from overseas affiliates accounted for by equity method, etc. ¥80.0 billion ¥90.0 billion FY07 FY08 Revenue size ¥100.0 billion FY09 (forecast) (Inclusive of inbound roaming revenues) International services Enterprise solutions Overseas business deployment #ESeamlessly provide Japanese and overseas customers with high-quality mobile services comparable to DOCOMO’s, making full use of our own resources and leveraging alliances with overseas partners

SLIDE No. 25

Corporate Marketing

• Step up efforts to capture the growing enterprise market

■ Principal actions (FY09)

Establish structure to account & contact all clients
- To grow subscriptions -

▷ Increase corporate subscriptions

▷ Expand mobile market
- Steadfast migration to FOMA
- Horizontal expansion of existing market (vending machines, mobile payment, etc.)
- Cultivate & expand new markets (ITS, etc.)

▷ Strengthen proposals relating to safety/security and CSR
- Expand adoption of "Area Mail" emergency alert service (for local governments)
- CO_2 emission reduction using fleet management system, etc.

Reinforce solution deployment
- To expand SI/product revenues, new businesses-

▷ Propose attractive devices/solutions
- **FMC solutions**
  ⇒ Nationwide office extension service "Office Link"
- **Security solutions**
  ⇒ "*Anshin* Manager", "Command Direct"
- **Smartphone solutions**
  ⇒ Expand BlackBerry-related services

▷ Expand B to B to C businesses

【FY09 Target】 No. of subscriptions (by corporate name): 7.00 million
(400,000 net additions)

RESULTS FOR FY2008 April 2008 to March 2009 25 / 45

SLIDE No. 26 RESULTS FOR FY2008 April 2008 to March 2009 26 / 45 #EStrengthen activities to boost usage and increase mobile credit users #sFY2009 targets#t DCMX subscriptions: 11.80 million No. of iD payment terminals installed: 430,000 docomo Point merchants #¡ Reinforce promotions Higher point accumulation for credit card payment #¡ Expand merchants (increase point accumulation rate) DCMX docomo Point Mall Higher point accumulation for net shopping Attach emphasis on boosting credit usage 0 3 6 9 12 08/3 08/6 08/9 08/12 09/3 10/3 (forecast) (Million subs.) #¡ DCMX subscribers #¡ Principal actions Credit #EReinforce sales activities at docomo Shops Subscriber acquisition Boost usage

SLIDE No. 27

Improvement of Cost Efficiency –1–

• **Improve cost efficiency to strengthen business foundation**

■ Network related costs

(depreciation/communication network charges)


Impact of accelerated depreciation of mova assets, etc.
(Billions of yen)
1,121.5
1,120.9
Impact of accelerated depreciation: ¥75.7 billion
Down ¥76.3 billion (effective)
1,045.2
Down ¥101.5 billion (effective)
1,020.0
Impact of accelerated depreciation: ¥8billion
1,012.0
FY07
FY08
FY09 (forecast)

Measures to improve efficiency of network –related costs

Reduction of base station construction costs	▷ Improve efficiency by standardizing base station tower specifications ▷ Use of optimal equipment for each area
Streamlining of network	▷ Conversion into IP network • Use of generic equipment, integration of equipment through capacity enhancement ▷ Structural reform of i-mode center • Use of large-capacity equipment, integration of equipment by reviewing application configuration ▷ Simplified network
Reduction of communication network charges	▷ Optimization of BS transmission lines ▷ Construction of more economical transmission network

RESULTS FOR FY2008 April 2008 to March 2009 27 / 45

SLIDE No. 28 RESULTS FOR FY2008 April 2008 to March 2009 28 / 45 #¡ General expenses Improvement of Cost Efficiency -2- FY09 Approx. ¥40.0 billion reduction Continually work to cut general expenses Operational efficiency improvement through integration of former regional subsidiaries Operational process review #yPrincipal actions for efficiency improvement#z Review of handset logistics/ repair handset logistics #EStreamline staff organizations #EPriority allocation of human resources to customer fronts and other growth areas Integration/ efficiency improvement of various centers Optimal allocation of human resources Integration of contractors: Transfer approx. 400 employees Handset logistics#F 5 #Ë 1 Repair handset logistics: 9 #Ë 2 To be completed within FY09/2H To be implemented by FY2010 (to be reduced to 1 contractor in FY10) Repair acceptance center Call center Billing center

SLIDE No. 29

Network Evolution

- **Facilitate network evolution to advance services**


Enrichment of content
Proliferation of flat-rate services
Transmission rates (bps)
~2006
2007
2008
2009
2010~
1G
100M
10M
1M
100K
4G
Continual evolution of NW
LTE*1
DL: 300M UL: 75M *2*3
HSPA
DL:7.2/14M UL:5.7M *2*3
HSDPA
DL:3.6/7.2M UL:384K *2*3
W-CDMA
DL:384K UL:384K *2
* 1:Abbreviation of Long Term Evolution.
Also known as "Super 3G" as proposed by DOCOMO or "3.9G" mobile communications system.
*2: DL=Downlink, UL= Uplink
*3: Transmission rates described in the chart are the max. transmission rates defined in the standard specifications
Time

- HSUPA (HSPA): Planned for introduction in June 2009
- LTE: Planned for introduction in FY2010 as one of the first adopters in the world

RESULTS FOR FY2008 April 2008 to March 2009 29 / 45

SLIDE No. 30

Capital Expenditures/Network

- CAPEX for FY2009 is estimated to be ¥690.0 billion
- Reinforce customer response and quality improvement to further enhance customer satisfaction

Historical changes in CAPEX



(Billions of yen)
1,000
750
0
934.4
758.7
737.6
690.0
: Network
FY06
FY07
FY08
FY09 (forecast)

Principal actions (network)

For further quality enhancement

▷ **HIGH-SPEED areas**
- Achieved 100% HSDPA POP coverage (FY08)
- Introduction of HSUPA (FY09)

▷ **Further quality improvement based on customer needs**

▷ **Capacity build-up to accommodate traffic growth**

FOMA area

▷ **Customer visit within 48 hours**

(FY08 track record)

No. of visits : Approx. 13,000 visits

Improper radio conditions : Approx. 11,000 cases ▶ Improvement reported in over 80% of total cases*

Improve efficiency of network-related costs

* Inclusive of some planned improvement measures

RESULTS FOR FY2008 April 2008 to March 2009 30 / 45

SLIDE No.
31

CSR Activities

• **Further strengthen CSR (Corporate Social Responsibility) activities**

Mobile Phone Safety Class

Plan to hold approx. 6,000 sessions in FY09

Added menu for the elderly

Included measures against bank transfer scams

Free DVD

Plan to distribute to all elementary/ junior high schools in Japan (Approx. 33,000 schools)



Mobile Phone Safety Class*



DVD (video)*

* Include explanations on "Act on Enhanced Environment for Youth's Safe and Secure Internet Use"

"DOCOMO Woods" forestation campaign

Complete expansion of "DOCOMO Woods" to all prefectures of Japan

(Planned for completion in FY09)







Energy -saving technology verification center

Established center for verifying latest energy-saving technologies and started commercialization tests

Tachikawa ICT Ecology Center



- Introduction of partial air conditioning equipment
- Efficient air stream design technologies
- Intelligent air conditioning equipment
- Adoption of direct current server equipment

RESULTS FOR FY2008 April 2008 to March 2009 31 / 45

SLIDE No. 32

Actions for Safety and Security

- **Aim to realize safer and more secure mobile society**

Reinforce disaster response/preparedness

Mobile base station vehicle equipped with satellite entrance

Plan to deploy total 9 units across Japan

(5 units to be added within FY09)

Mobile base station vehicles

Deployed 52 units across Japan

Mobile power supply vehicle

Deployed 65 units across Japan



Mobile BS vehicle with satellite entrance

Filtering Service

to restrict access to harmful sites, etc.


有害サイトから
子供を守る!

Default application of filtering to protect children from harmful sites, etc.
Introduction of access customization feature

- **Default application of "i-mode Filter"**
  (blacklist solution)

- **Introduction of "customizable access restriction" feature**
  Possible to permit/reject access to sites subject to access restriction based on parent's decision

- **Ensure "Act on Enhanced Environment for Youth's Safe and Secure Internet Use"**
  Step up actions for safe/secure use of mobile phones

RESULTS FOR FY2008 April 2008 to March 2009 32 / 45

SLIDE No. 33 RESULTS FOR FY2008 April 2008 to March 2009 33 / 45 Return to Shareholders Dividend per share 3,000 4,000 5,000 FY05 FY06 FY07 FY08 FY09 (planned) (Yen/Share) Dividend payout ratio: 44% (forecast) * Resolved at Ordinary General Meeting of Shareholders on Jun. 20, 2008 #EReturning profits to shareholders is considered one of the most important issues in our corporate policies #Ë Increase dividend: ¥5,200/share (For fiscal year ending Mar. 31, 2010 (planned)) #qRepurchase of own shares#r #ERepurchased shares worth ¥85.0 billion out of ¥150.0 billion budget authorized by resolution at 17th General Meeting of Shareholders* (As of Apr. 28, 2009) 0

Names of companies, products, etc., contained in this document are the trademarks or registered trademarks of their respective organizations

Appendices Copyright (C) 2009 NTT DOCOMO, INC. All rights reserved.

SLIDE No. 36 RESULTS FOR FY2008 April 2008 to March 2009 36 / 45 Operating Revenues U.S. GAAP 0 1,000 2,000 3,000 4,000 5,000 6,000 Equipment sales revenues 546.6 606.9 664.0 Other revenues 136.8 179.8 269.0 PHS revenues 9.5 — - Cellular services revenues (voice, packet) 4,019.0 3,661.3 3,449.0 2008/3 (Full year) 2009/3 (Full year) 2010/3 (Full year forecast) 4,711.8 (Billions of yen) (Billions of yen) #Ÿ “International services revenues” are included in “Cellular services revenues (voice, packet)”. 4,448.0 -5.6% 4,382.0

SLIDE No. 37 RESULTS FOR FY2008 April 2008 to March 2009 37 / 45 Operating Expenses U.S. GAAP 0 1,000 2,000 3,000 4,000 5,000 Personnel expenses 233.4 254.1 263.0 Taxes and public duties 38.8 38.7 39.0 Depreciation and amortization 776.4 804.2 710.0 Loss on disposal of property, plant and equipment and intangible assets 754.0 69.7 45.0 Communication network charges 345.1 316.7 302.0 Non-personnel expenses 2,434.4 2,133.6 2,193.0 (Incl.) Revenue-linked expenses* 1,679.2 1,333.9 1,326.0 (Incl.) Other non-personnel expenses 755.2 799.7 867.0 2008/3 (Full year) 2009/3 (Full year) 2010/3 (Full year forecast) (Billions of yen) 3,903.5 3,617.0 (Billions of yen) * Revenue-linked expenses: Cost of equipment sold + distributor commissions + cost of docomo point service -7.3% 3,552.0

SLIDE No. 38 RESULTS FOR FY2008 April 2008 to March 2009 38 / 45 Capital Expenditure 0 100 200 300 400 500 600 700 800 900 1,000 Other (information systems, etc.) 134.5 136.3 140.0 PHS business 0.2 — - Mobile phone business (FOMA) 520.4 489.9 454.0 Mobile phone business (mova) 14.6 10.7 5.0 Mobile phone business (Other) 89.0 100.7 90.0 (Billions of yen) 2008/3 (Full year) 2009/3 (Full year) 2010/3 (Full year forecast) 758.7 737.6 (Billions of yen) -2.8% 690.0

SLIDE No. 39

Operational Results and Forecasts

				2008/3 (Full-year) (1)	2009/3 (Full-year) (2)	Changes (1) →(2)	2010/3 (Full-year forecast)
Cellular Phone	No. of Subscriptions (thousands)*1			53,388	54,601	+2.3%	55,760
		mova		9,438	5,560	-41.1%	2,780
		FOMA		43,949	49,040	+11.6%	52,980
		i-mode		47,993	48,474	+1.0%	48,850
		Communication Module Services		1,433	1,527	+6.6%	1,610
	Market share (%)			52.0	50.8	-1.2 points	-
	Handsets sold (thousands) (including handsets sold without involving sales by DOCOMO)	Total handsets sold		25,739	20,129	-21.8%	-
		mova	New	197	59	-69.9%	-
			Replacement	243	39	-83.8%	-
		FOMA	New	5,677	4,368	-23.1%	-
			Migration from mova	6,529	3,276	-49.8%	-
			Other	13,093	12,385	-5.4%	-
	Churn rate (%)			0.80	0.50	-0.30 points	-
	ARPU（FOMA+mova）(yen)*3			6,360	5,710	-10.2%	5,280
	MOU（FOMA+mova）(minutes)*3			138	137	-0.7%	-

*1 Communication Module Service subscriptions are included in the number of cellular phone subscriptions in order to align the calculation method of subscribers with that of other cellular phone carriers. (Market share, the number of handsets sold and churn rate are calculated inclusive of Communication Module Service subscriptions.)
*2 Other includes purchases of additional handsets by existing FOMA subscribers.
*3 For an explanation of MOU and ARPU, please see Slide 44 of this document, "Definition and Calculation Methods of MOU and ARPU".

RESULTS FOR FY2008 April 2008 to March 2009 39 / 45

SLIDE No. 40 RESULTS FOR FY2008 April 2008 to March 2009 40 / 45 FY2008/4Q Financial Results Highlights U.S. GAAP 2008/1-3 (4Q) (1) 2009/1-3 (4Q) (2) Changes (1) #¨(2) Operating revenues (Billions of yen) 1,189.8 1,069.2 -10.1#“ Cellular services revenues (Billions of yen) 958.5 870.3 -9.2#“ Operating expenses (Billions of yen) 1,006.5 985.0 -2.1#“ Operating income (Billions of yen) 183.3 84.2 -54.1#“ Income before income taxes (Billions of yen) 172.0 71.1 -58.7#“ Net income (Billions of yen) 114.7 34.2 -70.2#“ EBITDA margin#i%#j* 36.3 30.4 -5.9 points Adjusted free cash flow (Billions of yen) * 81.2 -73.9 -191.0#“ #ŸConsolidated financial statements in this document are unaudited. #ŸAdjusted free cash flow excludes the effects of uncollected revenues due to bank holidays at the end of the fiscal year and changes in investment for cash management purposes with original maturities of longer than three months. * For an explanation of the calculation processes for these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP on Slide 45 and the IR page of our website, www.nttdocomo.co.jp.

SLIDE No. 41

Market Share of Net Additions

- **DOCOMO's market share of net additions for FY2008 was 25.5%**


(%)
100
80
60
40
20
0
-20
FY07 full-year net adds share: 12.8%
FY08 full-year net adds share: 25.5%
26.1%
26.0%
22.0%
26.8%
SoftBank
DOCOMO
EMOBILE
au
FY2007
FY2008
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q

◆Source: Telecommunications Carriers Association (TCA)

RESULTS FOR FY2008 April 2008 to March 2009 41 / 45

SLIDE No. 42 RESULTS FOR FY2008 April 2008 to March 2009 42 / 45 0 20 40 60 80 100 120 140 160 180 200 -25 -20 -15 -10 -5 0 5 10 15 20 25 MOU (left axis) 140 140 139 135 137 138 139 133 Year-on-year changes in MOU (right axis) -3.4 -4.1 -4.8 -2.9 -2.1 -1.4 0 -1.5 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q Cellular (FOMA+mova) MOU #EMOU for FY2008 was 137 minutes (Down 0.7% year-on-year) (Minutes) (%) #ŸFor an explanation on MOU, please see slide 44 of this presentation, “Definition and Calculation Methods of MOU and ARPU”. FY07 full-year MOU: 138 minutes (Down 4.2% year-on-year) FY07 full-year MOU: 138 minutes Down 4.2% year-on-year) FY08 full-year MOU: 137 minutes (Down 0.7% year-on-year) FY08 full-year MOU: 137 minutes Down 0.7% year-on-year) FY2007 FY2008

SLIDE No. 43

CSR (Corporate Social Responsibility) Activities

Earth environment conservation activities

- Contributed to reducing environmental burden through use of ICT services
- Introduced solar power systems and other natural energies ("Green NTT" initiatives)
- Collection and recycling of used mobile phones
  (Collected cumulative 69 million units as of Mar. 31, 2009)
- Expanded DOCOMO Woods forestation campaign
  (Cumulative 43 locations as of Mar. 31, 2009)
- Implemented measures for reducing greenhouse gas emissions through the use of high-efficiency rectifier and other network equipment



Solar power generation

Promotion of Universal design

- Expanded barrier-free accessibility and increased installations of sign language-enabled videoconferencing equipment at docomo Shops
- Nationwide cumulative sales of "Raku Raku" series handsets: 15 million
- "DOCOMO Mobile Phone Usage Lectures" for the elderly and handicapped
- "Iki-iki Senior Mobile Phone Usage Seminars" (52 sessions during FY08)



Raku Raku PHONE V

For a safer and more secure society

- "DOCOMO Mobile Phone Safety Classes" (4,600 sessions during FY08)
  Free distribution of DVD materials: Planned to be distributed to all elementary/ junior high schools in Japan in FY09.
  Added programs for elderly users, including preventive measures against bank transfer scams, etc.
- Reinforced activities to facilitate uptake of access restriction (filtering) services
  Launched new features, e.g., "Access Restriction Customization" "Web Access Restriction".
  Automatic application of i-mode filter to customers below 18 years of age, after confirming user's consent to applying access filter.



Mobile Phone Safety Classes

Disaster response

- "i-mode Disaster Message Board" service
- Free-of-charge cellular phone rental/battery charging service at emergency shelters
- Deployment of mobile base station vehicles and power generators
  (All above were provided following Iwate-Miyagi Nairiku Earthquake)
- Functional enhancement and promotion of "Area Mail "emergency alert service



i-mode Disaster Message Board

RESULTS FOR FY2008 April 2008 to March 2009 43 / 45

SLIDE No. 44 RESULTS FOR FY2008 April 2008 to March 2009 44 / 45 Definition and Calculation Methods of MOU and ARPU #Ÿ MOU (Minutes of usage): Average communication time per one month per one user. #Ÿ ARPU (Average monthly Revenue Per Unit): Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in our wireless services revenues, such as monthly charges, voice transmission charges and packet transmission charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. #Ÿ Aggregate ARPU (FOMA+mova): Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova) ## Voice ARPU (FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscriptions (FOMA+mova) ## Packet ARPU (FOMA+mova): {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) + i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges)} / No. of active cellular phone subscriptions (FOMA+mova) ## i-mode ARPU (FOMA+mova): i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (FOMA+mova) #Ÿ Aggregate ARPU (FOMA): Voice ARPU (FOMA) + Packet ARPU (FOMA) ## Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscriptions (FOMA) ## Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (FOMA) ## i-mode ARPU (FOMA): i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (FOMA) #Ÿ Aggregate ARPU (mova): Voice ARPU (mova) + i-mode ARPU (mova) ## Voice ARPU (mova): Voice ARPU (mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscriptions (mova) ## i-mode ARPU (mova): i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (mova) #Ÿ Number of active subscriptions used in ARPU and MOU calculations are as follows: ## Quarterly data: sum of “No. of active subscriptions in each month"* of the current quarter ## Half-year data: sum of “No. of active subscriptions in each month"* of the current half ## Full-year data: sum of “No. of active subscriptions in each month"* of the current fiscal year * “No. of active subscriptions in each month”: (No. of subs at end of previous month + No. of subs at end of current month)/2 #ŸThe revenues and no. of subscriptions of Communication Module Service are not included in the above calculation of ARPU and MOU.

SLIDE No. 45

Reconciliation of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

The reconciliations for the year ending March 31, 2010 (forecasts) are provided to the extent available without unreasonable efforts.

1. EBITDA and EBITDA margin

Billions of yen

	Year ended March 31, 2008	Year ended March 31, 2009	Year ending March 31, 2010 (Forecasts)
a. EBITDA	¥ 1,639.1	¥ 1,678.4	¥ 1,569.0
Depreciation and amortization	(776.4)	(804.2)	(710.0)
Loss on sale or disposal of property, plant and equipment	(54.4)	(43.3)	(29.0)
Operating income	808.3	831.0	830.0
Other income (expense)	(7.6)	(50.5)	2.0
Income taxes	(323.0)	(308.4)	(336.0)
Equity in net income of affiliates	13.6	(0.7)	(1.0)
Minority interests	(0.1)	0.5	(2.0)
b. Net income	491.2	471.9	493.0
c. Total operating revenues	4,711.8	4,448.0	4,382.0
EBITDA margin (=a/c)	34.8%	37.7%	35.8%
Net income margin (=b/c)	10.4%	10.6%	11.3%

Note: EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

2. Free cash flows excluding irregular factors and changes in investments for cash management purposes

Billions of yen

	Year ended March 31, 2008	Year ended March 31, 2009	Year ending March 31, 2010 (Forecasts)
Free cash flows excluding irregular factors and changes in investments for cash management purposes	¥ 442.4	¥ 93.4	¥ 380.0
Irregular factors (1)	210.0	0.0	0.0
Changes in investments for cash management purposes (2)	148.9	49.3	0.0
Free cash flows	801.3	142.7	380.0
Net cash used in investing activities	(758.8)	(1,031.0)	(717.0)
Net cash provided by operating activities	1,560.1	1,173.7	1,097.0

Notes: (1) Irregular factors represent the effects of uncollected revenues due to a bank closure at the end of the fiscal year.

(2) Changes in investments for cash management purpose were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purpose with original maturities of longer than three months. Net cash used in investing activities for the year ended March 31, 2008 and 2009 includes changes in investments for cash management purpose. However, the effect of changes in investments for cash management purpose is not taken into account when we forecasted net cash used in investing activities for the year ending March 31, 2010 due to the difficulties in forecasting such effect.

RESULTS FOR FY2008 April 2008 to March 2009 45 / 45

Names of companies, products, etc., contained in this document are the trademarks or registered trademarks of their respective organizations _____